UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-13550, and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

DEFINED TERMS

The term "Report" refers to this Report on Form 6-K for the six-month period ended June 30, 2004.

Deutsche Telekom AG is a private stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term "Deutsche Telekom" refers to Deutsche Telekom AG and the terms "we," "us", "our" and "Group" refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 101 East 52nd Street, New York, N.Y. 10022.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements that reflect the current views of our management with respect to future events. Forward-looking statements generally are identified by the words "expects," "anticipates," "believes," "intends," "estimates," "aims," "plans," "will," "will continue," "seeks" and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and periodic and other reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction program, including its degree of success in achieving desired levels of liquidity improvement and proceeds from disposals; the development of our cost control initiatives, including in the area of personnel reduction; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure and retain the licenses needed to offer our services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in "Forward-Looking Statements," "Item 3. Key Information — Risk Factors" and "Item 5. Operating and Financial Review and Prospects — Factors Affecting Our Business" contained in our most recent Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

EXCHANGE RATES

Unless otherwise indicated, all amounts in this document are expressed in euros. As used in this document, "euro" or "EUR" means the single unified currency that was introduced in the Federal Republic of Germany (referred to as the "Federal Republic") and ten other participating member states of the European Union on January 1, 1999. "U.S. dollar" or "USD" means the lawful currency of the United States of America. As used in this document, the term "noon buying rate" refers to the rate of exchange for euro as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies. Unless otherwise stated, conversions of U.S. dollars into euro have been made at the rate of USD 1.00 to EUR 0.8199, which was the noon buying rate on June 30, 2004.

Amounts appearing in this report that were translated into euros from other currencies were translated in accordance with the principles described in the consolidated financial statements contained in our Annual Report on Form 20-F under "Consolidation principles — Foreign currency translation."

DEUTSCHE TELEKOM AT A GLANCE

	For the six months ended June 30,		Change	% Change	For the year December 31, 2003
	2004	2003
	millions of € (except where indicated)
Net revenue (total revenues excluding inter-segment revenues)	28,398	27,211	1,187	4.4	55,838
Domestic	17,025	17,136	(111)	(0.6)	34,691
International	11,373	10,075	1,298	12.9	21,147
Results from ordinary business activities	2,752	1,092	1,660	n.m.	1,398
Financial income (expense), net	(1,791)	(1,945)	154	7.9	(4,031)
Depreciation and amortization	(6,031)	(6,481)	450	6.9	(12,884)
of property, plant and equipment	(3,779)	(4,133)	354	8.6	(8,206)
of intangible assets	(2,252)	(2,348)	96	4.1	(4,678)
Other taxes	(97)	(96)	(1)	(1.0)	(162)
Net income	1,824	1,109	715	64.5	1,253
Earnings per share /ADS (EUR) (1)	0.43	0.26	0.17	65.4	0.30
Investments in property, plant and equipment and intangible assets (2)	(2,536)	(2,105)	(431)	(20.5)	(6,234)
Net cash provided by operating activities	7,128	6,260	868	13.9	14,316

	As of June 30,		Change	% Change	As of December 31, 2003
	2004	2003
	millions of € (except where indicated)
Debt (in accordance with consolidated balance sheet)	49,979	61,248	(11,269)	(18.4)	55,411
Equity ratio (%) (3)	32.2	28.6	3.6	—	29.1
Number of employees
Deutsche Telekom Group	247,830	250,533	(2,703)	(1.1)	248,519
Salaried employees (excl. civil servants)	199,866	200,554	(688)	(0.3)	198,726
Civil servants	47,964	49,979	(2,015)	(4.0)	49,793
Telephone lines (4)	57.7	58.1	(0.4)	(0.7)	57.9
Mobile subscribers (majority shareholdings) (5)	71.6	61.8	9.8	15.9	66.7

n.m. — not meaningful

(1)	Earnings per share (according to German GAAP) for each period is calculated by dividing net income/loss by the weighted average number of outstanding shares. One ADS (American Depositary Share) corresponds in economic terms to one share of common stock of Deutsche Telekom AG.

(2)	Excluding goodwill.

(3)	The ratio equals total shareholders' equity divided by total assets.

(4)	Telephone lines of the Group (including ISDN channels), including for internal use.

(5)	Number of subscribers of T-Mobile's fully consolidated mobile communications companies, plus the majority shareholdings of MATÁV and Hrvatske telekomunikacije (HT). Mobimak subscribers included for the first time as of March 31, 2004. The figures for the previous year have been adjusted accordingly.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2004 AND DECEMBER 31, 2003 AND
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2004 AND 2003
AND THE YEAR ENDED DECEMBER 31, 2003
(Unaudited)

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

		For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31, 2003
		2004	2003	2004	2003
	Note	(millions of €, except per share data)
Net revenue		14,412	13,593	28,398	27,211	55,838
Cost of sales		(7,766)	(7,741)	(15,336)	(15,310)	(31,402)
Gross profit		6,646	5,852	13,062	11,901	24,436
Selling costs		(3,274)	(3,168)	(6,569)	(6,555)	(13,505)
General and administrative costs		(1,129)	(1,290)	(2,234)	(2,625)	(4,976)
Other operating income	(3)	2,758	1,118	3,489	2,629	4,558
Other operating expenses	(4)	(1,914)	(1,061)	(3,205)	(2,313)	(5,084)
Operating results		3,087	1,451	4,543	3,037	5,429
Financial income (expense), net	(5)	(681)	(853)	(1,791)	(1,945)	(4,031)
Results from ordinary business activities		2,406	598	2,752	1,092	1,398
Income tax (expense) benefit	(6)	(658)	(266)	(738)	194	225
Income after taxes		1,748	332	2,014	1,286	1,623
Income applicable to minority shareholders		(93)	(76)	(190)	(177)	(370)
Net income		1,655	256	1,824	1,109	1,253
Earnings per share (1) and ADS (2) (German GAAP)		0.39	0.06	0.43	0.26	0.30

(1)	Earnings per share (according to German GAAP) for each period is calculated by dividing net income by the weighted average number of outstanding shares.

(2)	One ADS (American Depository Share) corresponds in economic terms to one share of common stock of Deutsche Telekom AG.

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

		As of June 30, 2004	As of December 31, 2003
		(millions of €)
	Note
ASSETS
Noncurrent assets	(9)
Intangible assets		46,415	45,193
Property, plant and equipment		46,009	47,268
Financial assets		3,415	3,190
		95,839	95,651
Current assets
Inventories, materials and supplies		1,630	1,432
Receivables		5,721	5,762
Other assets		3,040	3,162
Marketable securities		200	173
Liquid assets		6,594	9,127
		17,185	19,656
Prepaid expenses and deferred charges		1,218	772
TOTAL ASSETS		114,242	116,079

SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity	(10)
Capital stock		10,746	10,746
Additional paid-in capital		50,103	50,092
Retained earnings		248	248
Unappropriated net loss carried forward from previous year		(23,311)	(24,564)
Net income		1,824	1,253
Cumulative translation adjustment account		(7,034)	(8,017)
Minority interest		4,177	4,053
		36,753	33,811
Accruals
Pensions and similar obligations		4,537	4,456
Other accruals		12,216	11,247
		16,753	15,703
Liabilities	(11)
Debt		49,979	55,411
Other		9,893	10,451
		59,872	65,862
Deferred income		864	703
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		114,242	116,079

The acompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Unaudited)

	Capital stock nominal value	Additional paid-in capital	Consolidated shareholders' equity generated	Cumulative translation adjustment account	Minority interest	Shareholders' equity in accordance with the consolidated balance sheet	Treasury stock	Consolidated shareholders' equity
	(millions of €)
Balance at December 31, 2002	10,746	50,077	(24,316)	(5,079)	3,988	35,416	(7)	35,409
Changes in the composition of the group					(5)	(5)		(5)
Dividends for 2002					(79)	(79)		(79)
Proceeds from exercise of stock options		8				8		8
Net income			1,109		177	1,286		1,286
Foreign currency translation				(1,611)	(65)	(1,676)		(1,676)
Balance at June 30, 2003	10,746	50,085	(23,207)	(6,690)	4,016	34,950	(7)	34,943
Balance at December 31, 2003	10,746	50,092	(23,063)	(8,017)	4,053	33,811	(7)	33,804
Changes in the composition of the group					(8)	(8)		(8)
Dividends for 2003					(150)	(150)		(150)
Proceeds from exercise of stock options		11				11		11
Net income			1,824		190	2,014		2,014
Foreign currency translation				983	92	1,075		1,075
Balance at June 30, 2004	10,746	50,103	(21,239)	(7,034)	4,177	36,753	(7)	36,746

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	For the six months ended June 30,		For the year ended December 31,
	2004	2003	2003
	(millions of €)
Cash flows from operating activities
Net income	1,824	1,109	1,253
Income applicable to minority shareholders	190	177	370
Income after taxes	2,014	1,286	1,623
Depreciation and amortization	6,031	6,481	12,884
Income tax expense (benefit)	738	(194)	(225)
Net interest expense	1,768	1,930	3,776
Net gains from the disposal of noncurrent assets	(104)	(608)	(792)
Results from associated companies	13	22	247
Other noncash transactions	(1,801)	(451)	(699)
Change in working capital (assets) (1)	(640)	(926)	(542)
Decrease in accruals	694	146	1,584
Change in working capital (liabilities) (2)	(239)	59	149
Income taxes received	483	235	88
Dividends received	30	41	39
Cash generated from operations	8,987	8,021	18,132
Net interest payments	(1,859)	(1,761)	(3,816)
Net cash provided by operating activities	7,128	6,260	14,316
Cash flows from investing activities
Cash outflows for investments in intangible assets	(281)	(287)	(844)
property, plant and equipment	(2,653)	(2,007)	(5,187)
financial assets	(433)	(221)	(373)
consolidated companies	(156)	(26)	(275)
Cash inflows from disposition of intangible assets	8	11	24
property, plant and equipment	207	548	1,055
financial assets	287	1,050	1,569
shareholdings in consolidated companies and business units	1	1,502	1,510
Net change in short-term investments and marketable securities	(331)	(4,792)	(18)
Other	0	0	466
Net cash used for investing activities	(3,351)	(4,222)	(2,073)
Cash flows from financing activities
Net change in short-term debt	(5,715)	(3,534)	(9,214)
Issuance of medium and long-term debt	89	5,157	6,951
Repayments of medium and long-term debt	(419)	(2,048)	(2,879)
Dividends paid	(170)	(54)	(92)
Proceeds from exercise of stock options	11	8	15
Changes in minority interests	0	(7)	(7)
Net cash used for financing activities	(6,204)	(478)	(5,226)
Effect of foreign exchange rate changes on cash and cash equivalents	30	(18)	(43)
Net increase (decrease) in cash and cash equivalents	(2,397)	1,542	6,974
Cash and cash equivalents, at beginning of the period	8,686	1,712	1,712
Cash and cash equivalents, at end of the period	6,289	3,254	8,686

(1)	Changes in receivables, other assets, inventories, materials and supplies and prepaid expenses and deferred charges.

(2)	Changes in other liabilities (which do not relate to financing activities) as well as deferred income.

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

Note (1) Summary of presentation principles

Our condensed consolidated financial statements (unaudited) as of June 30, 2004 and December 31, 2003 and for the three months and the six months ended June 30, 2004 and 2003 and the year ended December 31, 2003, have been prepared in accordance with the requirements of the German Commercial Code (Handelsgesetzbuch — HGB) and the German Stock Corporation Law (Aktiengesetz — AktG).

These condensed consolidated financial statements are unaudited. In management's opinion, these unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operations, balance sheet and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. These financial results should be read in conjunction with our Report on Form 20-F for the year ended December 31, 2003.

German GAAP differs in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the balance sheets as of June 30, 2004 and December 31, 2003 and net income for the six months ended June 30, 2004 and 2003. A qualitative and quantitative discussion of the significant differences between German GAAP and U.S. GAAP appears in Note (14) herein, and in more detail in Notes (41) through (44) to our consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2003.

Note (2) Changes within the consolidated group

We sold shareholdings in various companies last year which were included (some ratably) in the consolidated financial statements as of June 30, 2003. These were, at T-Com, the remaining cable businesses, at T-Mobile, Niedermeyer in Austria, at T-Systems, TeleCash GmbH, SIRIS S.A.S., Multilink SA. and other less significant shareholdings, and, at T-Online, Auto.t-online. The T-Online division acquired the Scout24 group in the first half of 2004. The following table shows the effects of the new acquisitions and disposals on the individual line items of the consolidated statement of income for the first six months of 2004.

	T-Mobile	T-Online	T-Systems	T-Com	Total
	(millions of €)
Net revenue	(67)	33	(145)	(127)	(306)
Cost of sales	52	(14)	134	80	252
Gross profit	(15)	19	(11)	(47)	(54)
Selling costs	15	(12)	17	32	52
General and administrative costs	6	(7)	13	65	77
Other operating income	(1)	3	(109)	(381)	(488)
Other operating expenses	0	(5)	20	64	79
Operating results	5	(2)	(70)	(267)	(334)
Financial income (expense), net	0	(1)	4	0	3
Results from ordinary business activities	5	(3)	(66)	(267)	(331)
Income taxes	0	(1)	1	166	166
Income (loss) after taxes	5	(4)	(65)	(101)	(165)
(Income) loss applicable to minority shareholders	0	(1)	0	0	(1)
Net income (loss)	5	(5)	(65)	(101)	(166)

Note (3) Other operating income

The components of other operating income for the six months ended June 30, 2004 and 2003 are as follows:

	For the six months ended June 30,
	2004	2003
	(millions of €)
Reversal of accruals	476	365
Income from write-up of noncurrent assets	1,807	7
Income from the disposal of noncurrent assets (including sales of investments)	149	1,078
Income from adjustments to valuation allowances (including asset-backed securities)	318	353
Cost reimbursements	149	256
Foreign currency transaction gains	57	90
Insurance compensation	21	42
Refund of value-added-tax	15	27
Other income	497	411
Total	3,489	2,629

Note (4) Other operating expenses

The components of other operating expenses for the six months ended June 30, 2004 and 2003 are as follows:

	For the six months ended June 30,
	2004	2003
	(millions of €)
Amortization of goodwill	(1,236)	(1,270)
Foreign currency transaction losses	(109)	(136)
Losses on disposal of noncurrent assets	(54)	(107)
Other operating expenses	(1,806)	(800)
Total	(3,205)	(2,313)

Note (5) Financial income (expense), net

The components of financial (income) expense, net for the three- and six-months ended June 30, 2004 and 2003 are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2004	2003	2004	2003
	(millions of €)
Net interest expense	(795)	(873)	(1,768)	(1,930)
Income (loss) related to associated and related companies	70	4	(2)	1
Income (loss) related to financial assets and marketable securities	44	16	(21)	(16)
Financial income (expense), net	(681)	(853)	(1,791)	(1,945)

Note (6) Income taxes

Our domestic combined income tax rate for the first six months of 2004 was 39%, consisting of a corporate income tax of 25%, a trade earnings tax and a solidarity surcharge levied at 5.5% on corporate income tax.

The German Tax Incentive Reduction Act (Steuervergünstigungsabbaugesetz) introduced a limitation on the use of loss carryforwards (minimum taxation) for corporate income tax and trade tax with effect from 2004. As a result, we incurred corporate income tax and trade tax expense, despite the existence of net operating loss carryforwards. There was an additional tax expense as a result of the recognition of deferred tax liabilities (EUR 0.4 billion) from the required write-up of U.S. mobile communications licenses. The income tax benefit reported for the first half of 2003 mainly relates to corporate income tax benefits (EUR 0.4 billion) in connection with the corporate reorganization of T-Mobile International AG & Co. KG.

Note (7) Personnel

	For the three months ended June 30,		For the six months ended June 30,
	2004	2003	2004	2003
	(millions of €)
Personnel costs	(3,433)	(3,510)	(6,793)	(6,902)

In the first half of 2004, personnel costs fell by EUR 0.1 billion, or 1.6%, as compared to the first half of 2003, due primarily to a decline in the number of employees. Staff reductions, at T-Com and T-Systems in particular, were offset by staff increases at T-Mobile USA and T-Online (acquisition of the Scout24 group). Currency translation effects and the absence in 2004 of an adjusted discount rate applied to pension accruals, (additional minimum liability (AML)), which amounted to EUR 0.2 billion in the first half of 2003, also contributed to the decrease in personnel costs. Salary increases agreed to as part of our collective bargaining with certain unions and expenses for severance packages offset, in part, the decrease in personnel costs.

Average number of employees

	For the six months ended June 30,			For the year ended December 31,
	2004	2003	Change	% Change	2003
Civil servants	49,407	50,198	(791)	(1.6)	49,998
Salaried employees (excluding civil servants)	198,666	202,503	(3,837)	(1.9)	201,265
Total	248,073	252,701	(4,628)	(1.8)	251,263
Trainees and student interns	9,838	9,811	27	0.3	9,958

Number of employees at balance sheet date

	As of June 30,	December 31,			As of June 30
	2004	2003	Change	% Change	2003
Civil servants	47,964	49,793	(1,829)	(3.7)	49,979
Salaried employees (excluding civil servants)	199,866	198,726	1,140	0.6	200,554
Deutsche Telekom group	247,830	248,519	(689)	(0.3)	250,533
Trainees/student interns	9,035	11,554	(2,519)	(21,8)	9,406

Note (8) Depreciation and amortization

	For the three months ended June 30,		For the six months ended June 30,
	2004	2003	2004	2003
	(millions of €)
Amortization of intangible assets	(1,127)	(1,180)	(2,252)	(2,348)
of which: UMTS licenses	(151)	(148)	(301)	(299)
of which: U.S. mobile communications licenses	(125)	(128)	(242)	(265)
of which: goodwill	(623)	(629)	(1,236)	(1,270)
Depreciation of property, plant and equipment	(1,888)	(2,032)	(3,779)	(4,133)
Total depreciation and amortization	(3,015)	(3,212)	(6,031)	(6,481)

Note (9) Noncurrent assets

The components of noncurrent assets as of June 30, 2004 and December 31, 2003 are as follows:

	As of
	June 30, 2004	December 31, 2003
	(millions of €)
Intangible assets	46,415	45,193
of which: goodwill	24,135	24,513
of which: UMTS licenses	10,112	10,260
of which: U.S. mobile communications licenses	10,024	8,179

Property, plant and equipment	46,009	47,268
Financial assets	3,415	3,190
Total noncurrent assets	95,839	95,651

Note (10) Shareholders' equity

The components of shareholders' equity as of June 30, 2004 and December 31, 2003 are as follows:

	As of
	June 30, 2004	December 31, 2003
	(millions of €)
Capital stock	10,746	10,746
Additional paid-in capital	50,103	50,092
Retained earnings	248	248
Unappropriated net loss carried forward from previous year	(23,311)	(24,564)
Net income	1,824	1,253
Cumulative translation adjustment account	(7,034)	(8,017)
Minority interest	4,177	4,053
Shareholders' equity	36,753	33,811

Note (11) Liabilities

The components of liabilities as of June 30, 2004 and December 31, 2003 are as follows:

	As of
	June 30, 2004	December 31, 2003
	(millions of €)
Debt
Bonds and debentures	46,805	51,613
Liabilities to banks	3,174	3,798
Total debt	49,979	55,411
Other liabilities	9,893	10,451
Total liabilities	59,872	65,862

During the first six months of 2004 we redeemed bonds of EUR 0.9 billion denominated in Japanese Yen and bonds of EUR 3.1 billion and medium term notes of EUR 1.1 billion at maturity.

Note (12) Guarantees and commitments, and other financial obligations

Guarantees and commitments, and other financial obligations decreased by EUR 0.3 billion compared with the end of 2003. This development was the result of offsetting effects: the decrease in guarantee commtitments was almost offset by an increase in purchasing and leasing obligations in particular. The Toll Collect venture refinanced its syndicated project development loans from several banks. We have guaranteed three individual bank loans related to Toll Collect that aggregate a maximum of EUR 0.6 billion.

Note (13) Segment information in accordance with SFAS 131

Effective as of April 1, 2004, responsibility for the investment in Toll Collect was transferred from T-Com to T-Systems. For segment reporting purposes, the net carrying amounts relating to the Toll Collect investment as well as their effects on the statement of income are no longer shown under T-Com, but under T-Systems. To facilitate comparison, prior-year figures and the figures for the first quarter of 2004 have been adjusted to reflect the changes described above.

All segment information in this report has been prepared in accordance with U.S. Statement of Financial Accounting Standards No. 131 (SFAS 131) and German Accounting Standard 3, "Segment Reporting" (GAS 3).

The following tables give an overall summary (including a reconciliation line) of our segments for the fiscal year ended December 31, 2003 and for the quarter ended June 30 and the first six months of both 2003 and 2004.

For the year ended December 31, 2003	Net revenue	Intersegment revenue	Total revenue	Depreciation and amortization	Net interest income/ (expense)	Income/(loss) related to associated and related companies	Income/(loss) before income taxes
	(millions of €)
T-Com (1)	25,116	4,090	29,206	(5,169)	(315)	31	4,690
T-Mobile	21,572	1,206	22,778	(5,196)	(992)	97	831
T-Systems (1)	7,184	3,430	10,614	(1,499)	(39)	(447)	(581)
T-Online (2)	1,662	189	1,851	(430)	110	90	104
Group Headquarters & Shared Services	304	3,964	4,268	(881)	(2,874)	(3)	(4,071)
Reconciliation	0	(12,879)	(12,879)	291	334	(23)	425
Group	55,838	0	55,838	(12,884)	(3,776)	(255)	1,398

For the three months ended June 30, 2004	Net revenue	Intersegment revenue	Total revenue	Depreciation and amortization	Net interest income/ (expense)	Income/ (loss) related to associated and related companies	Income/ (loss) before income taxes
	(millions of €)
T-Com (1)	6,054	828	6,882	(1,204)	16	12	1,405
T-Mobile	6,005	232	6,237	(1,270)	(160)	95	1,846
T-Systems (1)	1,813	812	2,625	(350)	(10)	5	(38)
T-Online (2)	456	44	500	(111)	28	0	45
Group Head-quarters & Shared Services	84	1,070	1,154	(173)	(578)	4	(839)
Reconciliation	0	(2,986)	(2,986)	93	(91)	(2)	(13)
Group	14,412	0	14,412	(3,015)	(795)	114	2,406

For the three months ended June 30, 2003	Net revenue	Intersegment revenue	Total revenue	Depreciation and amortization	Net interest income/ (expense)	Income/ (loss) related to associated and related companies	Income/ (loss) before income taxes
	(millions of €)
T-Com (1)	6,123	1,030	7,153	(1,282)	(101)	12	888
T-Mobile	5,233	324	5,557	(1,295)	(297)	7	475
T-Systems (1)	1,754	813	2,567	(380)	(8)	(27)	(100)
T-Online (2)	402	47	449	(105)	29	(4)	21
Group Head-quarters & Shared Services	81	990	1,071	(213)	(508)	39	(626)
Reconciliation	0	(3,204)	(3,204)	63	12	(7)	(60)
Group	13,593	0	13,593	(3,212)	(873)	20	598

For the six months ended June 30, 2004	Net revenue	Intersegment Revenue	Total revenue	Depreciation and amortization	Net interest income/ (expense)	Income/ (loss) related to associated and related companies	Income/ (loss) before income taxes
	(millions of €)
T-Com (1)	12,107	1,750	13,857	(2,388)	(9)	22	2,804
T-Mobile	11,683	498	12,181	(2,504)	(426)	96	2,002
T-Systems (1)	3,535	1,565	5,100	(690)	(11)	(144)	(228)
T-Online (2)	909	84	993	(220)	55	0	82
Group Head-quarters & Shared Services	164	2,080	2,244	(385)	(1,348)	6	(1,995)
Reconciliation	0	(5,977)	(5,977)	156	(29)	(3)	87
Group	28,398	0	28,398	(6,031)	(1,768)	(23)	2,752

For the six months ended June 30, 2003	Net revenue	Intersegment Revenue	Total revenue	Depreciation and amortization	Net interest income/ (expense)	Income/ (loss) related to associated and related companies	Income/ (loss) before income taxes
	(millions of €)
T-Com (1)	12,564	2,079	14,643	(2,600)	(231)	18	2,314
T-Mobile	10,239	628	10,867	(2,559)	(601)	9	398
T-Systems (1)	3,469	1,658	5,127	(747)	(26)	(35)	(126)
T-Online (2)	796	98	894	(207)	60	(6)	23
Group Head-quarters & Shared Services	143	2,021	2,164	(499)	(1,155)	7	(1,452)
Reconciliation	0	(6,484)	(6,484)	131	23	(8)	(65)
Group	27,211	0	27,211	(6,481)	(1,930)	(15)	1,092

(1)	Reclassified to reflect the 2003 and 2004 reporting structures.

(2)	Amounts are calculated in accordance with German GAAP as specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the separate reports of T-Online International AG, which are calculated in accordance with International Accounting Standards (IFRS).

Note (14) Significant differences between German GAAP and United States GAAP

(a) Reconciliation to U.S. GAAP

The unaudited condensed consolidated financial statements have been prepared in accordance with German GAAP, which differs in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP"). In management's opinion, the condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the condensed consolidated results of operations, balance sheet and cash flows for each period presented. Application of U.S. GAAP would have affected the results of operations for each of the six months ended June 30, 2004 and June 30, 2003 and the balance sheets as of June 30, 2004 and December 31, 2003. Reconciling items, which generally are consistent with prior year reconciling items are described in detail in our report on Form 20-F for the year ended December 31, 2003. Reconciling items arising in fiscal 2004 have been described below.

The following table summarizes the principal adjustments to reconcile net income under German GAAP to the amounts that would have been reported had U.S. GAAP been applied.

	For the six months ended June 30,
	2004	2003
	(millions of €, except per share data)
Net income as reported in the condensed consolidated financial statements under German GAAP	1,824	1,109
U.S. GAAP reconciling adjustments (1)
Differences in long-lived assets
Differences in fixed assets	(160)	(199)
Mobile communication licenses (2)	(973)	1,126
Internally developed software	38	(24)
Goodwill and asset differences	956	944
Derivatives and related foreign exchange differences	(40)	(106)
Accruals for personnel restructuring	12	(12)
Accruals for pensions (3)	—	236
Deferred income	54	26
Asset backed securitizations	41	(58)
Investments in equity investees (4)	(116)	7
Implementation of SFAS No. 143, net of tax	—	143
Asset retirement obligations	(9)	(73)
Other differences (5)	422	(41)
Income taxes	(387)	(1,603)
Minority interest (6)	(56)	(24)
Net income under U.S. GAAP	1,606	1,451

Net income before cumulative effect of change in accounting principle	1,606	1,367
Cumulative effect of changes in accounting principle – adoption of SFAS No. 143, net of tax	—	84
Net income under U.S. GAAP	1,606	1,451

Basic EPS under U.S. GAAP (see Note 14 (c))	0.39	0.35
Diluted EPS under U.S. GAAP (see Note 14 (c))	0.38	0.35

(1)	Unless otherwise indicated, the reconciling items between German and U.S. GAAP generally are consistent with prior year reconciling items. For a detailed description of these reconciling items, please refer to Notes (41) through (44) of our consolidated financial statements contained in our annual report on Form 20-F for the year ended December 31, 2003.

(2)	During the first half of 2004, under German GAAP, we recorded a write-up of approximately EUR 1.8 billion relating to our FCC licenses in the U.S. Revaluation of assets is not permitted under U.S. GAAP.

(3)	The pension liability recorded for German GAAP during the six months ended June 30, 2003, included a change in interest rates, which had been reversed under U.S. GAAP as a complete remeasurement was not performed until year end.

(4)	We have a 45% stake in Toll Collect GmbH ("Toll Collect"). Our involvement with Toll Collect includes our equity interest in Toll Collect that is recognized in the consolidated financial statements using the equity method of accounting and certain financial guarantees. Under German GAAP, the share of the Toll Collect equity losses to be recorded under the equity method is limited to the value of the investment. In addition, due to the risks associated with the financial guarantees issued for Toll Collect, we recorded a provision of approximately EUR 335 million under German GAAP as of June 30, 2004. Under U.S. GAAP, the share of the Toll Collect equity losses is not limited to the value of the investment due to the existence of the guarantees. As a result, we recorded our share of the equity in net losses for the six months ending June 30, 2004 of approximately EUR 315 million under U.S. GAAP, resulting in a negative investment balance of approximately EUR 313 million at June 30, 2004. The provision recorded under German GAAP has been reversed, as the effects are reflected within the share of equity losses recognized under U.S. GAAP.

(5)	Other differences consist of the different accounting and valuation approaches between German GAAP and U.S. GAAP. The differences relate primarily to accruals recorded for German GAAP following the "prudence principle" and reversed for U.S. GAAP purposes because the obligation or liability is not probable of occurring. The increase in the reconciling item relates mainly to the contingent losses accrued for German GAAP purposes with respect to the planned dissolution of the joint venture between T-Mobile USA and Cingular Wireless in the amount of EUR 0.6 billion.

(6)	The 2003 presentation of minority interest has been reclassified to conform to the current year presentation. For additional information, see Note (41)(r) Minority Interest to our consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2003.

The following table summarizes the principal adjustments to reconcile shareholders' equity under German GAAP to the amounts that would have been reported had U.S. GAAP been applied.

	As of June 30,	As of December 31,
	2004	2003
	(millions of €)
Shareholders' equity as reflected in the condensed consolidated financial statements under German GAAP	36,753	33,811
U.S. GAAP reconciling adjustments (1)
Differences in long-lived assets
Differences in fixed assets	2,955	3,097
Mobile communication licenses (2)	8,211	9,000
Internally developed software	512	471
Goodwill and asset differences	2,241	1,162
Effects of dilution gains	1,085	1,085
Unrealized gains on marketable securities	91	250
Derivatives and related foreign exchange differences	(125)	(73)
Accruals for personnel restructuring	315	302
Deferred income	(1,216)	(1,318)
Asset backed securitizations	50	49
Investments in equity investees	96	205
Asset retirement obligations	15	25
Other differences (3)	1,332	727
Income tax	357	745
Minority interest (4)	(4,747)	(4,559)
Shareholders' equity under U.S. GAAP	47,925	44,979

(1)	Unless otherwise indicated, the reconciling items between German and U.S. GAAP generally are consistent with prior year reconciling items. For a detailed description of these reconciling items, please refer to Notes (41) through (44) to our consolidated financial statements contained in our annual report on Form 20-F for the year ended December 31, 2003.

(2)	During the first half of 2004, under German GAAP, we recorded a write-up of approximately EUR 1.8 billion relating to our FCC licenses in the U.S. Revaluation of assets is not permitted under U.S. GAAP.

(3)	Other differences consist of different accounting and valuation approaches between German GAAP and U.S. GAAP. The differences relate primarily to accruals recorded for German GAAP following the "prudence principle" and reversed for U.S. GAAP purposes because the obligation or liability is not probable of occurring. The increase in the reconciling item relates mainly to the contingent losses accrued for German GAAP purposes with respect to the planned dissolution of the joint venture between T-Mobile USA and Cingular Wireless in the amount of EUR 0.6 billion.

(4)	The 2003 presentation of minority interest has been reclassified to conform with the current year presentation. For additional information, see Note (41) (r) Minority Interest to our consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2003.

(b) Consolidated statement of comprehensive income (loss)

In addition to the contents of the condensed consolidated financial statements, which must be disclosed in accordance with German GAAP, comprehensive income (loss) is required be disclosed under U.S. GAAP. Comprehensive income (loss) includes, in addition to net income certain changes to the shareholders' equity not affecting net income and not related to capital payments, dividend payments or similar transactions with the shareholders.

	For the six months ended June 30,
	2004	2003
	(millions of €)
Net income under U.S. GAAP	1,606	1,451
Other comprehensive income (loss):
Difference from currency translation	1,288	(1,798)
Net gains (losses) on derivatives	22	(9)
Unrealized net losses on marketable securities	(65)	(41)
Reclassification of net realized (gains) losses included in net income	95	(45)
Additional minimum pension liability	—	(3)
Other comprehensive income (loss)	1,340	(1,896)
Total comprehensive income (loss) under U.S. GAAP	2,946	(445)

(c) Earnings per share

The computation of basic and diluted earnings per share for net income is as follows (in millions of euro or millions of shares, except earnings per share):

	For the six months ended June 30,
	2004	2003
	(millions of €, except per share data)

Net income – basic	1,606	1,451
Adjustments (1)	—	37
Adjusted net income – diluted	1,606	1,488

Weighted average number of shares outstanding German GAAP	4,195	4,195
Adjustments (2)	(29)	(32)
Weighted average number of shares outstanding U.S. GAAP – basic	4,166	4,163
Dilutive effect of options and warrants	6	6
Dilutive effect of mandatory convertible bonds (1)	—	125
Weighted average number of shares outstanding U.S. GAAP – diluted	4,172	4,294

Basic earnings per share in accordance with U.S. GAAP	0.39	0.35
Diluted earnings per share in accordance with U.S. GAAP	0.38	0.35

(1)	Under U.S. GAAP, diluted earnings per share for the period ended June 30, 2003 includes shares to be issued upon conversion of mandatory convertible bonds. Both net income and the weighted average number of shares outstanding have been calculated assuming conversion from the date of issuance. For the period ended June 30, 2004, the shares to be issued upon conversion of these bonds were excluded from the computation of diluted earnings per share because they were anti-dilutive.

(2)	Under U.S. GAAP, the weighted average shares outstanding have been adjusted to eliminate shares held in a trust, which are considered issued and outstanding for German GAAP but not for U.S. GAAP.

(d) Stock-based compensation

We account for our employee stock options under U.S. GAAP in accordance with Accounting Principles Board Opinion No. 25 ("APBO 25"), Accounting for Stock Issued to Employees and related interpretations, and furnishes the pro forma disclosures required under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation."

Under the fair value method of SFAS 123, pro forma net income and earnings per share would have been as follows (in millions of €, except per share amounts):

	For the six months ended June 30,
	2004	2003
	(millions of €, except per share data)
Net income as reported	1,606	1,451
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	8	8
Deduct: Stock-based employee compensation expense determined under fair value based accounting method, net of related tax effects	(18)	(32)
Pro forma net income	1,596	1,427
Earnings per share
Basic earnings per share
as reported	0.39	0.35
pro forma	0.38	0.34
Diluted earnings per share
as reported	0.38	0.35
pro forma	0.38	0.34

(e) Accruals for pensions

Components of net periodic pension cost

	For the six months ended
	June 30, 2004	June 30, 2003
	(millions of €)
Service cost	79	70
Interest cost	128	125
Expected return on plan assets	(13)	(13)
Amortization of gains and losses	18	7
Net periodic pension cost	212	189

Our pension obligations are substantially domestic.

(f) Restructuring activities

Under German GAAP, we establish provisions for the total costs expected to be incurred resulting from workforce reduction programs when those costs can be estimated. The personnel restructuring accruals recorded under German GAAP as of December 31, 2003 and June 30, 2004 mainly relate to workforce reduction programs and termination of benefit plans at Deutsche Telekom AG and the T-Systems division.

For U.S. GAAP purposes, costs associated with voluntary workforce reductions are recognized at fair value in the period of acceptance by the employee of the termination offer. In addition, prior to the adoption of SFAS 146, costs associated with involuntary workforce reductions were recognized when all the requirements to establish a restructuring accrual were fulfilled in accordance with EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs included in Restructuring)."

(g) New U.S. GAAP standards adopted in 2004

EITF 00-21

We adopted the provisions of Emerging Issues Task Force Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). For multiple element arrangements entered into after December 31, 2003, EITF 00-21 addresses a vendor's accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned. The adoption of EITF 00-21 did not have a material impact on our results of operations, financial position or cash flows.

EITF 01-8

We adopted the provisions of Emerging Issues Task Force Issue No. 01-8, "Determining Whether an Arrangement Contains a Lease" ("EITF 01-8") for arrangements entered into after December 31, 2003. EITF 01-8 addresses how to determine whether an arrangement contains a lease that is within the scope of SFAS No. 13, "Accounting for Leases," and requires lease accounting for contractual arrangements that explicitly or implicitly convey the right to use (or control the use of) specific property, plant or equipment. The adoption of EITF 01-8 did not have a material impact on our results of operations, financial position or cash flows.

FIN 46R

We adopted the remaining transitional provisions of the Financial Accounting Standards Board Interpretation No. 46R ("FIN 46R"), "Consolidation of Variable Interest Entities" ("VIEs"), to all entities that existed prior to February 1, 2003. This interpretation changed the accounting and requirements for consolidation and disclosure of certain entities, including special purpose entities ("SPEs"). Under FIN 46R, an entity is considered a VIE (and subject to consolidation) if its total equity at risk is determined insufficient to finance its activities without additional subordinated financial support, or if its equity investors lack certain characteristics that represent a controlling financial interest. An entity that is considered a VIE would be required to be consolidated by the enterprise that holds a majority of its "variable interests" (that is, the enterprise that has the most exposure to the economic risks and the potential rewards from changes in the values of the VIE's assets and liabilities).

We identified Toll Collect as a VIE, and have determined that the we are not the primary beneficiary. Other than variable interest in Toll Collect, we hold variable interests in other VIEs which are not significant either individually or in the aggregate.

(h) Recently issued U.S. GAAP accounting standards

In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments in debt and equity securities accounted for under Statement of Financial Accounting Standards ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities," and to investments in equity securities accounted for using the cost method. EITF 03-1 provides a multi-step model for determining whether an impairment of an investment is other-than-temporary. An impairment charge must be recognized in earnings in the period in which an other-than-temporary impairment has occurred for the difference between the adjusted cost basis of the investment and its fair value at the balance-sheet date. EITF 03-1 requires certain quantitative and qualitative disclosures about unrealized losses pertaining to certain investments and beneficial interests, in addition to certain disclosures about cost method investments when the fair value of such investments is not currently estimable. The provisions of EITF 03-1 are effective for reporting periods beginning after June 15, 2004. We are currently determining the effect of EITF 03-1 on our results of operations, financial position and cash flows.

In March 2004, The EITF reached a consensus on EITF 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share." The consensus addresses how to determine whether a security should be considered a "participating security" for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basic earnings per share. The provisions of EITF 03-6 are effective for reporting periods beginning after March 31, 2004. The adoption of this consensus is not expected to have a material impact on our results of operations, financial position and cash flows.

In March 2004, the EITF reached a consensus on EITF 03-16, "Accounting for Investments in Limited Liability Companies." EITF 03-16 provides guidance about when to account for an investment in a limited liability company that maintains a specific ownership account for each investor using the cost method or the equity method of accounting. The provisions of EITF 03-16 are effective for reporting periods beginning after June 15, 2004. We are currently determining the effect of EITF 03-16 on our consolidated financial statements.

In July 2004, the EITF reached a consensus on EITF 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock." EITF 02-14 requires an investor to apply the equity method of accounting to investments in common stock of a corporation or in-substance common stock of a corporation, when the investor has the ability to exercise significant influence over the operating and financial policies of the investee. For investments in corporations that are not common stock or in-substance common stock that were previously accounted for under the equity method, EITF 02-14 requires that the investor discontinue the equity method unless required by other applicable guidance. EITF 02-14 is effective as of the beginning of the first reporting period beginning after September 15, 2004. The effects of the adoption of EITF 02-14, if any, is to be presented as the cumulative effect of a change in accounting principle. We are currently determining the impact of EITF 02-14 on our consolidated financial statements.

Note (15) Commitments and Contingencies

Toll collection system

As previously reported, in September 2002, Deutsche Telekom AG, DaimlerChrysler Services AG, and Compagnie Financiere et Industrielle des Autoroutes S.A. (Cofiroute) (individually, the "partners" and collectively, the "consortium") entered into an agreement dated September 2002 and last amended in November 2002 (the "operating agreement") with the Federal Republic of Germany (represented by the German Federal Ministry of Transport, Building and Housing) relating to a project to create and operate an innovative system for the collection of toll charges for the use by heavy vehicles of the German high-speed highway system. We refer to this project as the "Toll Collect project." The toll collection system is to be created and operated by the joint venture Toll Collect GmbH ("Toll Collect"). DaimlerChrysler Services and we each hold a 45% stake in Toll Collect, with the remaining 10% being held by Cofiroute. Our involvement with Toll Collect includes our equity interest in Toll Collect that is recognized in our consolidated financial statements using the equity method of accounting, and certain financial guarantees. Additionally, certain of our divisions may act as subcontractors of services to Toll Collect. We believe our maximum exposure to loss as a result of our interest in Toll Collect could extend beyond the amounts we have invested because of other risks associated with the financial guarantees issued for Toll Collect.

Pursuant to the provisions of the operating agreement, we, together with our partners, have, on a joint and several basis, guaranteed that Toll Collect will duly perform its duties in line with the operating agreement for the period of one year after the agreed start of operations (which, pursuant to the Implementation Agreement described below, has been modified to extend to one year beyond phase 2 commencement).

In addition, the partners of Toll Collect, on a joint and several basis, undertook to fund Toll Collect in order to maintain a minimum equity ratio for Toll Collect (based on German GAAP) ("Equity Maintenance Undertaking") until the operating agreement expires. Toll Collect's total assets, financial liabilities and total liabilities at June 30, 2004, calculated on the basis of U.S. GAAP, were EUR 0.4 billion (EUR 1.3 billion under German GAAP), EUR 0.7 billion (EUR 0.7 billion under German GAAP) and EUR 1.1 billion (EUR 1.0 billion under German GAAP), respectively. The Toll Collect venture refinanced its syndicated project development loans with loans from several banks. We have guaranteed individual bank loans up to a maximum amount of EUR 0.6 billion.

The start of operations initially was scheduled for August 31, 2003, but has been delayed. Commencing on December 2, 2003, the consortium, or Toll Collect GmbH (provided it joins as a party to the operating agreement) has become liable for contractual penalties of EUR 250,000 per day until the end of February 2004 and EUR 500,000 per day thereafter until the toll collection system is operational. Beside these penalties, we believe that further penalties or liability for fault are excluded in the operating agreement.

In case of a culpable violation of contractual duties during the operational phase, the Federal Republic of Germany would not be prevented from claiming damages from Toll Collect. If such penalties, revenue reductions, and other events eventually result in an equity ratio of Toll Collect below the ratio agreed upon in the Equity Maintenance Undertaking, the partners are obligated to fund operations to the extent needed to reach these equity levels.

Specific circumstances may entitle the parties to terminate the operating agreement. For termination to be effective, notice of termination must generally be given at least two months before the termination takes effect. This period may be used to rectify the reasons for termination. Termination of the operating agreement may have significant consequences for us as financial guarantor of certain obligations of Toll Collect. On February 17, 2004, the Federal Ministry of Transport sent us a letter advising that a notice of termination of the operating agreement was imminent. On February 25, 2004, we received such notice of termination of the operating agreement, dated February 19, 2004. On February 29, 2004, the consortium members reached an agreement with the Federal Republic to continue the Toll Collection project on the basic terms set forth below. On April 23, 2004, the members of the Consortium and the Federal Republic entered into an Implementation Agreement in which the parties agreed upon the implementation of the terms in the agreement of February 29, 2004 and in which the Federal Republic agreed not to exercise any rights of termination which it alleged to have resulting from the notice of termination. The Implementation Agreement also provides additional detail with respect to certain of the terms of the agreement of February 29, 2004.

Toll collection will be introduced in two phases – the first to commence no later than January 1, 2005 (phase 1), and the second to commence no later than January 1, 2006 (phase 2). Phase 2 operation of the toll collection system will be as specified in the operating agreement. Phase 1 operation of the toll collection system will employ certain modified components, which allow for slightly less than full technical performance in accordance with original specifications. Due to this slight deficiency, the remuneration owed by the Federal Republic to Toll Collect in phase 1 will be 95% of the remuneration which will be payable in phase 2. The agreement provides that if the toll collection system is in stable operation, the one-year term of phase 1 may be extended by mutual agreement up to two years.

During phase 1, the consortium is required to make available a sufficient number of on-board units (OBUs) to meet demand, with no fewer than 500,000 OBUs available at the commencement of phase 1. OBUs are devices installed in vehicles in order to allow for the collection by satellite of highway travel data. The consortium is also required to ensure the availability of necessary OBU installation facilities in Germany and abroad.

•	During phase 1, the Federal Republic is guaranteed to receive net toll revenues (revenues less Toll Collect remuneration) in an amount equal to at least EUR 83.4 million per month, whether from toll revenues or from the agreed contractual liability for shortfall payments. The Federal Republic is to pay during phase 1 the full 95% of the remuneration provided for in the original operating agreement for what is now phase 2 if the net toll revenues received by the Federal

Republic from the toll collection system in a given month do not fall short of the gross revenues by more than 20%. No remuneration will, however, become payable when and if any given month total revenues exceed the guaranteed EUR 83.4 million by no more than 20% of the toll collection system gross revenues.

•	Delays in the commencement of phase 1 operation of the toll collection system will result in monthly penalties of EUR 40 million increasing by EUR 5 million each month up to a maximum of EUR 80 million per month through the initial agreed phase 1 period of one year.

•	During phase 1, the project company or the consortium will be liable in case of a toll shortfall to guarantee net toll revenues in an amount up to EUR 1 billion per year, but no more than EUR 83.4 million per month. Contractual penalties due to reduced performance of certain minimum parameters set out for the toll collection system in the operating agreement, certain maluses relating to less than full performance of the toll collection system or recourse claims against the consortium or the project company in the case of third party liability of the Federal Republic will not be counted against the liability cap.

•	In the event of major deviations from the project plan that endanger the realization of the project, the consortium and the Federal Republic are obligated to reach a good faith agreement on mutually beneficial, appropriate and reasonable measures to minimize the disadvantages for either party. In the event that neither phase 1 testing operation nor the development of phase 2 technology has been successfully completed by June 1, 2005, the Federal Republic may take measures to initiate procurement of an alternative toll collection system without prior termination of the agreement, which action would then, however, not suspend Toll Collect's obligations to continue development of the phase 2 system, nor the Federal Republic's obligation to use the system after successful completion.

•	Following the end of the agreed phase 1 operational period, the provisions governing penalties for delay of operation and liabilities contained in the original agreement shall continue to apply (i.e., a maximum of EUR 500,000 per day for delay, and potential unlimited liability under general principles of German law in the operating stage of phase 2).

•	Phase 2, thus, contemplates full operation of the Toll Collect project in accordance with the specifications set forth in the original agreement, provided, however, that certain dates and deadlines, including with respect to grounds for termination, are to be modified to conform to the amended arrangement.

Additionally, the consortium and the Federal Republic have agreed to waive rights to mediation proceedings before arbitration with respect to any claims of the Federal Republic for damages and penalties. The Federal Republic is expected to assert claims for damages from the consortium of EUR 156 million per month for the period September 1, 2003 to December 31, 2003 and EUR 180 million per month from January 1, 2004 for lost toll revenues. In addition, among other claims, the Federal Republic is expected to allege contractual penalties of EUR 680 million because the members of the consortium did not seek the agreement of the Federal Ministry of Transport before concluding certain subcontractor agreements. We believe the claims of the Federal Republic are unfounded. Under the terms of the agreement, the Federal Republic may resort to arbitrational proceedings for clarification of its legal position. The maximum future obligations arising from the Toll Collect project cannot be quantified with adequate certainty.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with the annual consolidated financial statements, including the notes to those financial statements, contained in our Annual Report on Form 20-F filed with the Securities and Exchange Commission. Those financial statements have been prepared in accordance with the requirements of the German Commercial Code (HGB-German GAAP), which differ in certain significant respects from U.S. generally accepted accounting principles (U.S. GAAP). For a discussion of the principal differences between German GAAP and U.S. GAAP as they relate to us and a reconciliation of net income (loss) and total shareholders' equity to U.S. GAAP, see "Reconciling Differences between German GAAP and U.S. GAAP" below and Note (14) to the unaudited condensed consolidated financial statements included in this Report and Notes (41) through (44) to the consolidated financial statements contained in our Annual Report on Form 20-F.

RECENT DEVELOPMENTS

Commencing on January 1, 2005, we will focus our business on three strategic areas. We plan to reform our four-pillar structure and adapt our business strategy to focus on three business sectors: broadband/fixed network, mobile communications and business customers. Our goal is to become Europe's fastest-growing integrated telecommunications group. This new concept was devised on the basis of extensive analysis of evolving customer needs with respect to residential customers, small and medium-sized enterprises, and multinational corporations, as well as the technological development and other trends in the market and the competitive environment. This new strategic focus is designed to accommodate these various trends and the needs and expectations of our customers.

In 2004, we continue to focus on reducing our indebtedness and strengthening our cash flows, while investing in areas of our business that we believe offer the best potential for sustainable and rewarding growth. We have strived to increase consolidated net revenue and have adopted measures to improve our operating efficiencies and control our costs and capital expenditures. Our cash flows have improved in part as a result of these measures. Additionally, proceeds from the sale of non-core assets together with cash flows from operations have increased our ability to reduce our debt balance.

Agenda 2004

We have established a six-point program under the name "Agenda 2004" to further promote the profitable growth of our business. Agenda 2004 is intended to lay the essential foundation for the current financial year and the successful future of the Group. This cross-divisional six-point program supports the goal of becoming an integrated group, concentrating on the strategic growth areas of broadband/fixed network, business customers and mobile communications. Agenda 2004 consists of the following initiatives:

Broadband
Broadband is a key factor in the future of fixed-network and mobile communications. T-Com and T-Online are working together to promote market development in the broadband fixed network. Effective as of April 1, 2004, T-Com launched its "1-2-3" pricing strategy, a simple and transparent rate model. T-Online reduced its flat-rate prices on June 1, 2004, making them more attractive. The number of T-DSL lines in Germany increased by approximately 344,000 in the second quarter of this year to 4.7 million. The conclusion of the first DSL resale agreements with competitors will also contribute to the positive development of this market. Also, T-Mobile Multimedia — TM3 — which integrates UMTS, GPRS and W-LAN in an end-to-end mobile communications package was introduced.

Business customers
Pooling the strengths of T-Com and T-Systems increases the Group's selling power with respect to small and medium-sized enterprises. The service portfolio is geared to our customers' specific requirements and sales activities are more closely coordinated with each other. The successes achieved with the business customer campaign are being incorporated in the realignment of the business customer growth sector.

Quality
Our efforts are focused on the quality of products and services from our customer's point of view. Numerous projects to further increase customer satisfaction have been set up in order to underscore this new focus on quality. Our divisions are currently formulating clear commitments to their customers in order to reinforce our position in the market as a quality-oriented company.

Innovation
The systematic and cross-divisional development of innovative products and services will promote the sustained growth of the Group. Product areas are being identified which are important for our future in the medium and long term. Key performance indicators are being defined which give a comprehensive portrayal of the Group's innovation activities. The agreement on cooperation in research and development concluded with France Telecom in July 2004 will further increase our strength in innovation. For example, we and France Telecom aim to, develop future-oriented applications and services for next-generation networks and for intelligent access technology in the future.

Efficiency
The goal is to increase the productivity of capital employed in our business and to boost process efficiency. Seven areas of action have been defined that will contribute to the profitable growth of our business: cost and investment control, process optimization, shared use of technical platforms, reduction of the commitment of capital, pooling of purchasing power and optimization of the employment of capital (disposal of assets).

Human resources
The organizational foundations for implementing the employment alliance agreed with the employees' representatives were laid in the second quarter. Weekly working hours in Deutsche Telekom AG's business units in Germany were reduced retroactively to 34 hours per week commencing March 1, 2004 for employees subject to collective agreements and commencing April 1, 2004 for civil servants. We expect this collective agreement to result in savings of up to EUR 0.3 billion for 2004. Agreement on the proportion of vocational trainees in 2004 was also reached with the services union ver.di in May 2004. Deutsche Telekom will again employ 4,000 vocational trainees in 2004. Effective January 1, 2005, the compensation for vocational trainees will increase by 2.7%. Also, as of January 1, 2005, the top 10% of vocational trainees will be offered permanent positions with the Company each year, after having passed their exams. The establishment of Vivento Technical Services, for example, further boosted the development of new business areas that create jobs. The voluntary redundancy program for employees transferred to Vivento was extended until September 30, 2004.

T-Mobile USA to acquire GSM network in California and Nevada for USD 2.5 billion

In May 2004, T-Mobile USA signed an agreement with Cingular Wireless relating to the dissolution of the joint venture, established in 2001, providing for mobile communications in California, Nevada and New York and the acquisition of the GSM network in California and Nevada. T-Mobile USA will become the sole owner of the GSM network in California and Nevada for a purchase price of USD 2.5 billion and will regain sole ownership of the New York network. The purchase price of USD 2.5 billion for the GSM network in California and Nevada will be reduced by a payment of USD 200 million related to the dissolution of the joint venture. As a result, T-Mobile USA will make a net cash payment of approximately USD 2.3 billion to Cingular. Until now, T-Mobile has handled its traffic in these markets through the network of the joint venture. Closing of the deal is expected in the beginning of 2005.

It has also been agreed that Cingular will purchase network capacity from T-Mobile USA worth at least USD 1.2 billion over a maximum of four years. This wholesale agreement is to ensure the orderly migration of Cingular's customers in California, Nevada and New York over time to the network Cingular will acquire from AT&T Wireless. The agreement provides the opportunity for Cingular to purchase additional capacity at similar terms. T-Mobile USA will transfer 10 MHz of mobile spectrum in New York in exchange for mobile spectrum in selected markets in California as agreed in the original joint venture agreement. T-Mobile USA is entitled to use the spectrum currently available to the joint venture until such time Cingular customers have migrated from these networks.

In addition, T-Mobile USA will acquire from Cingular an additional 10MHz of spectrum in San Francisco, Sacramento and Las Vegas for USD 180 million. T-Mobile USA will also have the option to acquire from Cingular a further 10 MHz of spectrum in the Los Angeles and San Diego markets over the next two years at specified prices under certain circumstances.

These transactions are subject to the approval of the acquisition by Cingular of AT&T Wireless and other regulatory approvals.

In connection with the transactions described above, T-Mobile was required, for purposes of German GAAP, to perform a review of the valuation of T-Mobile USA. As a result of that review, T-Mobile was required to revalue its U.S. mobile communications licenses (FCC licenses). For purposes of German GAAP, T-Mobile was required to write-up approximately EUR 1.8 billion relating to the value of the FCC licenses. In addition, an accrual for contingent losses in the amount of EUR 0.6 billion was recognized by T-Mobile in connection with the dissolution of the joint venture in accordance with the terms of the joint venture agreement.

T-Mobile receives proceeds of EUR 75 million from the sale of Virgin Mobile

In the second quarter of 2004, T-Mobile received a payment of EUR 75 million (GBP 50 million) in exchange for waiving its right to participate in an initial public offering of Virgin Mobile stock. T-Mobile had been granted this right as part of a deal for selling its 50 % interest in the Virgin Mobile joint venture to the Virgin Group at the beginning of the year.

Reporting of the Toll Collect Joint Venture

Effective as of April 1, 2004, the accounting for our investment in the Toll Collect joint venture has been transferred from T-Com to T-Systems. Prior period comparatives have been adjusted accordingly.

Management Resignation

As previously reported, Josef Brauner resigned his position as member of the Deutsche Telekom AG Board of Management responsible for T-Com effective April 30, 2004. Since then, the Chairman of the Board of Management, Kai-Uwe Ricke, has taken over temporary responsibility for T-Com's activities within Germany, and the Deputy Chairman, Dr. Karl-Gerhard Eick, for T-Com's international activities.

Implementation of International Financial Reporting Standards (IFRS)

In accordance with Regulation 1606/2002 of the European Parliament and of the Council of July 19, 2002, listed companies within the European Union are obliged to prepare their consolidated financial statements in accordance with the International Financial Reporting Standards for each financial year starting on or after January 1, 2005. IFRS will replace German GAAP for our external financial reporting as of January 1, 2005. The measures necessary for conversion have been initiated and are progressing on schedule.

RESULTS OF OPERATIONS

The following table shows information concerning our condensed consolidated statements of income for the periods indicated.

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,
	2004	2003	2004	2003	2003
	(millions of €, except per share data)
Net revenue	14,412	13,593	28,398	27,211	55,838
Cost of sales	(7,766)	(7,741)	(15,336)	(15,310)	(31,402)
Gross profit	6,646	5,852	13,062	11,901	24,436
Selling costs	(3,274)	(3,168)	(6,569)	(6,555)	(13,505)
General and administrative costs	(1,129)	(1,290)	(2,234)	(2,625)	(4,976)
Other operating income	2,758	1,118	3,489	2,629	4,558
Other operating expenses	(1,914)	(1,061)	(3,205)	(2,313)	(5,084)
Operating results	3,087	1,451	4,543	3,037	5,429
Financial income (expense), net	(681)	(853)	(1,791)	(1,945)	(4,031)
of which: net interest income (expense)	(795)	(873)	(1,768)	(1,930)	(3,776)
Results from ordinary business activities	2,406	598	2,752	1,092	1,398
Income tax (expense) benefit	(658)	(266)	(738)	194	225
Income after taxes	1,748	332	2,014	1,286	1,623
Income applicable to minority shareholders	(93)	(76)	(190)	(177)	(370)
Net income	1,655	256	1,824	1,109	1,253
Earnings per share (1) and ADS (2) (German GAAP)	0.39	0.06	0.43	0.26	0.30

(1)	Earnings per share (according to German GAAP) for each period is calculated by dividing net income by the weighted average number of outstanding shares.

(2)	One ADS (American Depository Share) corresponds in economic terms to one share of common stock of Deutsche Telekom AG.

    Revenue

Net revenue for the second quarter of 2004 increased by EUR 0.8 billion, or 6.0%, compared with the second quarter of 2003. In the first half of 2004, we generated net revenue of approximately EUR 28.4 billion. This represents an increase of approximately EUR 1.2 billion, or 4.4%, compared with the first half of 2003. The increase in revenue was offset in part by negative exchange rate effects amounting to approximately EUR 0.5 billion — in particular from the translation of U.S. dollars (USD) — and by consolidation effects totaling EUR 0.3 billion that relate primarily to the deconsolidation of T-Com's cable businesses, as well as to deconsolidation of certain subsidiaries of T-Systems.

Our revenue growth was again driven primarily by positive business developments at the T-Mobile division and, to a lesser extent, at the T-Online division.

T-Mobile's growth was achieved primarily as a result of the continued rise in the number of subscribers, particularly at T-Mobile USA, offset in part by exchange rate effects from the translation of U.S. dollars approximating EUR 0.5 billion in the first half of 2004, as well as by the deconsolidation of the Austrian retail group Niedermeyer.

The continuation of T-Online's broadband strategy in particular resulted in a further increase in the number of customers.

T-Com's net revenue decreased in the second quarter of 2004, but to a lesser extent than in the previous quarter. Access revenues increased due to the substantial growth in the number of T-DSL lines and price adjustment measures for analog lines. However, call revenues continued to decline, primarily attributable to regulatory decisions which resulted in losses of market share following the introduction of call-by-call and carrier preselection in local networks as well as price cuts for interconnection services. The deconsolidation of the cable businesses in 2003 and increasing network interconnection between other carriers also had a negative effect on T-Com's total revenue.

In the first half of 2004, T-Systems kept its revenue at a relatively constant level as compared with the first half of 2003. In the second quarter of 2004, T-Systems' revenue increased compared with the same period last year and the first quarter of 2004. In comparison with the first half of 2003, the decline in telecommunications revenue was offset by increases in IT revenue.

The following table shows the contributions of our divisions to our total revenue before elimination of inter-segment revenue.

	For the six months ended June 30,				For the twelve months ended December 31,
	2004	2003	Change	% Change	2003
	millions of € (except where indicated)
T-Com (1)	13,857	14,643	(786)	(5.4)	29,206
T-Mobile	12,181	10,867	1,314	12.1	22,778
T-Systems (1)	5,100	5,127	(27)	(0.5)	10,614
T-Online (2)	993	894	99	11.1	1,851
Group Headquarters & Shared Services	2,244	2,164	80	3.7	4,268
Total revenue	34,375	33,695	680	2.0	68,717
Inter-segment revenue	(5,977)	(6,484)	507	7.8	(12,879)
Net revenue	28,398	27,211	1,187	4.4	55,838

(1)	Total divisional revenues under the new structures effective June 30, 2004. We sold shareholdings in various companies last year which were included (some ratably) in the consolidated financial statements as of June 30, 2003, but not in the consolidated financial statements as of June 30, 2004. These were, at T-Com, the remaining cable businesses, at T-Mobile, Niedermeyer in Austria, at T-Systems, TeleCash GmbH, SIRIS S.A.S., Multilink SA. and other less significant shareholdings, and, at T-Online, Auto.t-online. Additionally, the T-Online division acquired the Scout24 Group in the first half of 2004.

(2)	Amounts are calculated in accordance with German GAAP as specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the separate reports of T-Online International AG, which are calculated in accordance with International Accounting Standards (IFRS).

The contribution of each of the divisions to Group revenue (after elimination of inter-segment revenue) is presented below:

Net revenue (excluding inter-segment revenue)

	For the six months ended June 30, 2004	Proportion of net revenue of the Group (%)	For the six months ended June 30, 2003	Proportion of net revenue of the Group (%)	Change	% Change	For the twelve months ended December 31, 2003
	millions of € (except where indicated)

T-Com (1)	12,107	42.6	12,564	46.2	(457)	(3.6)	25,116
T-Mobile (1)	11,683	41.1	10,239	37.6	1,444	14.1	21,572
T-Systems (1)	3,535	12.5	3,469	12.8	66	1.9	7,184
T-Online (1) (2)	909	3.2	796	2.9	113	14.2	1,662
Group Headquarters & Shared Services	164	0.6	143	0.5	21	14.7	304
Net revenue	28,398	100.0	27,211	100.0	1,187	4.4	55,838

(1)	Net revenue under the new structures. We sold shareholdings in various companies last year which were included (some ratably) in the consolidated financial statements as of June 30, 2003, but not in the consolidated financial statements as of June 30, 2004. These were, at T-Com, the remaining cable businesses, at T-Mobile, Niedermeyer in Austria, at T-Systems, TeleCash GmbH, SIRIS S.A.S., Multilink SA. and other less significant shareholdings, and, at T-Online, Auto.t-online. Additionally, the T-Online division acquired the Scout24 Group in the first half of 2004.

(2)	Amounts are calculated in accordance with German GAAP as specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the separate reports of T-Online International AG, which are calculated in accordance with International Accounting Standards (IFRS).

The T-Com and T-Mobile divisions continued to make the largest contribution to the Group's net revenue. T-Mobile continued its growth trend, increasing the division's share of net revenue to 41.1% for the six months ended June 30, 2004. T-Com contributed 42.6% of net revenue for the six months ended June 30, 2004.

Net revenue by geographic area

	For the six months ended June 30,				For the twelve months ended December 31, 2003
	2004	2003	Change	% Change
	millions of € (except where indicated)
Net revenue	28,398	27,211	1,187	4.4	55,838
Domestic	17,025	17,136	(111)	(0.6)	34,691
International	11,373	10,075	1,298	12.9	21,147
of which: Europe (excluding Germany)	6,701	6,344	357	5.6	13,080
of which: North America	4,454	3,530	924	26.2	7,610
of which: Other	218	201	17	8.5	457

As compared with 2003, the proportion of international revenue increased in both the second quarter and the first half of 2004. International revenue accounted for 36.5% in the second quarter of 2003 and 40.5% in the second quarter of 2004, primarily as a result of increased revenue at T-Mobile USA, offset in part by negative exchange rate effects in foreign currencies, principally the US dollar. Revenue in Germany was approximately the same as the prior-year's level, both in the second quarter and at the end of the half year, inclusive of the effect of the deconsolidation of certain businesses.

Cost of Sales

	For the six months ended June 30,				For the twelve months ended December 31,
	2004	2003	Change	% Change	2003
	millions of € (except where indicated)
Total Group	(15,336)	(15,310)	(26)	(0.2)	(31,402)

The cost of sales remained almost constant for the first half of 2004 as compared with the first half of 2003. This development is the result of increased cost of sales at T-Mobile, attributable in particular to higher numbers of subscribers at T-Mobile USA, and offset in part by lower cost of sales at T-Com and T-Systems, primarily as a result of deconsolidations, cost savings and a decline in revenue.

Gross Profit

	For the six months ended June 30,				For the twelve months ended December 31,
	2004	2003	Change	% Change	2003
	millions of € (except where indicated)
Total Group	13,062	11,901	1,161	9.8	24,436

Gross profit increased by approximately EUR 1.2 billion in the first half of 2004 as compared with the first half of 2003. This increase is mainly due to the positive development of revenues while the cost of sales remained largely unchanged.

Selling Costs

	For the six months ended June 30,				For the twelve months ended December 31,
	2004	2003	Change	% Change	2003
	millions of € (except where indicated)
Total Group	(6,569)	(6,555)	(14)	(0.2)	(13,505)

Selling costs in the first half of 2004 remained relatively constant compared with the first half of 2003. Increased selling costs at T-Mobile, primarily as a result of higher subscriber growth which increased customer acquisition costs at T-Mobile USA and increased dealer commissions as well as increased advertising costs at T-Mobile Deutschland, were offset largely due to reduced selling costs at T-Com, primarily as a result of lower personnel costs and improvement in receivables management.

General and Administrative Costs

	For the six months ended June 30,				For the twelve months ended December 31,
	2004	2003	Change	% Change	2003
	millions of € (except where indicated)
Total Group	(2,234)	(2,625)	391	14.9	(4,976)

For the six months ended June 30, 2004, general and administrative costs were reduced by EUR 0.4 billion as compared with the six months ended June 30, 2003. This decrease is due primarily to the changes in the consolidated group and lower personnel costs, partly as a result of the nonrecurrence of restructuring expenses and accrued expenses relating to pension additional minimum liability recorded in 2003.

Other Operating Income

	For the six months ended June 30,				For the twelve months ended December 31,
	2004	2003	Change	% Change	2003
	millions of € (except where indicated)
Total Group	3,489	2,629	860	32.7	4,558

Other operating income increased by EUR 0.9 billion, primarily as a result of the required write-up, pursuant to German GAAP, of U.S. mobile communications licenses at T-Mobile USA (EUR 1.8 billion) and from the sale of SES Global (EUR 0.1 billion) (Group Headquarters & Shared Services), as well as income received from Virgin Mobile (EUR 0.1 billion) (T-Mobile division) in exchange for a waiver of certain rights to participate in an equity offering by Virgin Mobile.

Other Operating Expenses

	For the six months ended June 30,				For the twelve months ended December 31,
	2004	2003	Change	% Change	2003
	millions of € (except where indicated)
Total Group	(3,205)	(2,313)	(892)	(38.6)	(5,084)

Other operating expenses rose by EUR 0.9 billion attributable in part to the increased workforce and the associated rise in personnel costs at Vivento. Additionally, an accrual relating to the dissolution of the U.S. mobile communications joint venture with Cingular Wireless was recognized by T-Mobile in the amount of approximately EUR 0.6 billion.

Operating Results

	For the six months ended June 30,				For the twelve months ended December 31,
	2004	2003	Change	% Change	2003
	millions of € (except where indicated)
Total Group	4,543	3,037	1,506	49.6	5,429

For the six months ended June 30, 2004, operating results increased by approximately EUR 1.5 billion as compared to the six months ended June 30, 2003. This increase is in part due to increased revenues and other operating income and a concurrent reduction of general and administrative costs. The required write-up, pursuant to German GAAP, relating to U.S. mobile communications licenses in the amount of EUR 1.8 billion as part of other operating income was offset in part by the accrual in the amount of EUR 0.6 billion under other operating expenses relating to the dissolution of the joint venture between T-Mobile USA and Cingular.

Financial Income (Expense), Net

Financial income (expense), net, consists primarily of net interest expense, results related to companies accounted for using the equity method and income (losses) from other investments.

	For the six months ended June 30,				For the twelve months ended December 31,
	2004	2003	Change	% Change	2003
	millions of € (except as indicated)
Total Group	(1,791)	(1,945)	154	7.9	(4,031)
of which: net interest expense	(1,768)	(1,930)	162	8.4	(3,776)

Net financial expense decreased by approximately EUR 0.2 billion year-on-year. This was mainly attributable to the decrease in interest expense related to continued debt reduction. In addition, increased income related to companies accounted for under the equity method had a positive effect. This was offset by expenses for Toll Collect amounting to approximately EUR 0.1 billion for the six month period in 2004.

Results From Ordinary Business Activities

	For the six months ended June 30,				For the twelve months ended December 31,
	2004	2003	Change	% Change	2003
	millions of € (except where indicated)
Total Group	2,752	1,092	1,660	n.m.	1,398

n.m. — not meaningful

Results from ordinary business activities increased substantially for the six months ended June 30, 2004 as compared with the six months ended June 30, 2003, primarily as a result of higher revenues and the required write-up, pursuant to German GAAP, relating to the net carrying value of U.S. mobile communications licenses in the amount of EUR 1.8 billion as a consequence of the proposed transaction with Cingular (see "Recent Developments"). The net financial expense in the first half of 2004 improved by a total of EUR 0.2 billion compared with the first half of 2003, primarily due to lower interest expenses. However, other operating expenses increased due to an increase in additions to accruals (EUR 0.6 billion) relating to the proposed dissolution of the U.S. mobile communications joint venture with Cingular.

Income Taxes

	For the six months ended June 30,				For the twelve months ended December 31,
	2004	2003	Change	% Change	2003
	millions of € (except where indicated)
Total Group	(738)	194	(932)	n.m.	225

n.m. — not meaningful

Our domestic combined income tax rate for the first six months of 2004 was 39%, consisting of a corporate income tax of 25%, a trade earnings tax and a solidarity surcharge levied at 5.5% on corporate income tax.

The German Tax Incentive Reduction Act (Steuervergünstigungsabbaugesetz) introduced a limitation on the use of loss carryforwards (minimum taxation) for corporate income tax and trade tax with effect from 2004. As a result, we incurred corporate income tax and trade tax expense, despite the existence of net operating loss carryforwards. There was an additional tax expense as a result of the recognition of deferred tax liabilities (EUR 0.4 billion) from the required write-up of U.S. mobile communications licenses. The income tax benefit reported for the first half of 2003 mainly relates to corporate income tax benefits (EUR 0.4 billion) in connection with the corporate reorganization of T-Mobile International AG & Co. KG. For the six months ended June 30, 2004, net income was affected by income tax expenses amounting to EUR 0.7 billion, compared with a tax benefit of EUR 0.2 billion for the six months ended June 30, 2003.

Net Income

	For the six months ended June 30,				For the twelve months ended December 31,
	2004	2003	Change	% Change	2003
	millions of € (except where indicated)
Total Group	1,824	1,109	715	64.5	1,253

In the first six months of 2004, we increased our net income by approximately EUR 0.7 billion to approximately EUR 1.8 billion. This increase is primarily a result of improved results from ordinary business activities and the other income statement items as discussed above.

SEGMENT ANALYSIS

Changes in segment composition

Effective as of April 1, 2004, responsibility for the investment in Toll Collect was transferred from T-Com to T-Systems. Prior period comparative amounts have been reclassified accordingly.

During the second quarter of 2003, DeTeMedien (T-Com) acquired all shares of t-info GmbH from T-Online, effective as of April 1, 2003. Prior period amounts have been reclassified accordingly.

Segment information by division for the first six months of 2004 and 2003

The following tables give an overall summary of our segments (including a reconciliation line) for the six-month period ended June 30, 2004 and 2003.

For the six months ended June 30, 2004	Net revenue	Inter- segment revenue	Total revenue	Depreciation and amortization	Net interest income/ (expense)	Income (loss) related to associated and related companies	Income (loss) before income taxes
	(millions of €)
T-Com (1)	12,107	1,750	13,857	(2,388)	(9)	22	2,804
T-Mobile	11,683	498	12,181	(2,504)	(426)	96	2,002
T-Systems (1)	3,535	1,565	5,100	(690)	(11)	(144)	(228)
T-Online (2)	909	84	993	(220)	55	0	82
Group Headquarters & Shared Services	164	2,080	2,244	(385)	(1,348)	6	(1,995)
Reconciliation	—	(5,977)	(5,977)	156	(29)	(3)	87
Group	28,398	—	28,398	(6,031)	(1,768)	(23)	2,752

For the six months ended June 30, 2003	Net revenue	Inter- segment revenue	Total revenue	Depreciation and amortization	Net interest income/ (expense)	Income (loss) related to associated and related companies	Income (loss) before income taxes
	(millions of €)
T-Com (1)	12,564	2,079	14,643	(2,600)	(231)	18	2,314
T-Mobile	10,239	628	10,867	(2,559)	(601)	9	398
T-Systems (1)	3,469	1,658	5,127	(747)	(26)	(35)	(126)
T-Online (2)	796	98	894	(207)	60	(6)	23
Group Headquarters & Shared Services	143	2,021	2,164	(499)	(1,155)	7	(1,452)
Reconciliation	—	(6,484)	(6,484)	131	23	(8)	(65)
Group	27,211	—	27,211	(6,481)	(1,930)	(15)	1,092

(1)	Reclassified to reflect the 2003 and 2004 reporting structures.

(2)	Amounts are calculated in accordance with German GAAP as specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the separate reports of T-Online International AG, which are calculated in accordance with International Accounting Standards (IFRS).

T-Com

Our T-Com segment is primarily responsible for our broadband communications and fixed-line network business. Internationally, T-Com includes the results of Hrvatske telekomunikacije in Croatia (Hrvatske Telecom), MATAV in Hungary (including Maktel in Macedonia) and Slovenske Telekomunikacie in Slovakia (Slovak Telecom). In Germany, T-Com's business consists mainly of providing network infrastructure and support to residential customers, small and medium-sized business enterprises and carriers. This range of services is complemented by special additional services, such as public telephones, directory inquiries, call centers, and toll-free and shared-cost numbers.

	As of June 30, 2004	As of December 31, 2003	% Change (2)	As of June 30, 2003	% Change (2)
	millions (1)	millions (1)		millions(1)
Fixed-network lines, including ISDN channels	60.8	59.9	1.5	59.2	2.7
Germany (3)	53.2	52.7	0.9	52.6	1.1
Standard analog lines	26.6	27.2	(2.2)	28.0	(5.0)
ISDN channels	21.9	21.5	1.9	21.2	3.3
T-DSL	4.7	4.0	17.5	3.4	38.2

Central and Eastern Europe (3)	6.8	6.8	0.0	6.8	0.0
MATAV (4)	3.5	3.5	0.0	3.5	0.0
Slovenske Telekomunikacie	1.4	1.4	0.0	1.4	0.0
Hrvatske telekomunikacije	1.9	1.9	0.0	1.8	5.6
Mobile communications subscribers	7.7	7.2	6.9	6.6	16.7
T-Mobile Hungary (5)	3.9	3.8	2.6	3.5	11.4
HT mobile	1.4	1.3	7.7	1.3	7.7
EuroTel (6)	1.7	1.6	6.3	1.4	21.4
Mobimak (7)	0.6	0.5	20.0	0.4	50.0

(1)	Rounded figures calculated on the basis of millions. The total was calculated on the basis of precise figures.

(2)	Calculated based on the figures shown.

(3)	Telephone channels (including ISDN channels), including telephone lines used within the Group.

(4)	Subscriber-line figures include MATAV's subsidiary Maktel in 2003. The figures for the previous year have been adjusted for comparative purposes.

(5)	Formerly Westel, rebranded as T-Mobile Hungary on May 3, 2004.

(6)	Eurotel is consolidated at equity through Slovak Telecom.

(7)	Mobile subscribers are included for the first time.

Compared with the end of the first quarter, the number of T-DSL lines in operation increased by over 344,000. At the end of June 2004, there were about 4.7 million T-DSL lines in operation in Germany, an increase of approximately 38.2 % when compared with the number of T-DSL lines at June 30, 2003. The total number of broadband lines provided by T-Com amounted to 4.9 million at June 30, 2004.

As part of its 1-2-3 strategy, after adjusting prices and enhancing transmission bandwidths, T-Com adjusted the prices for its T-DSL Business product offerings at the beginning of June. In addition to adjusting the monthly charges for the asymmetrical T-DSL Business calling plans, T-Com reduced its flat rates for the T-DSL Business variants 2000 (downstream up to 2,048 kbit/s) and 3000 (downstream up to 3,072 kbit/s) by nearly 50%. T-DSL customers who upgrade their line to a higher bandwidth receive a one-time credit of EUR 10.

Since April 2004, T-Com has been marketing a bitstream access service for other telecommunications companies. This product enables competitors to use T-Com's infrastructure for their own range of products for end-users. T-Com transports the broadband traffic between the end-user and the IP networks of its competitors. The conclusion of the first DSL resale agreements between T-Com and other competing telecommunications providers started a new phase for the broadband market in Germany. T-Com's goal is to benefit from better utilization of its infrastructure.

An important element of T-Com's broadband initiative is to establish public sites for wireless Internet access on the basis of W-LAN (Wireless Local Area Networks) technology. By the end of the first six months of 2004, T-Com had signed more than 3,600 contracts for HotSpots in Germany. T-Com and T-Mobile currently have approximately 2,000 HotSpots in operation where, for example, customers with W-LAN-enabled notebooks can log onto the Internet. Customers with a T-DSL line can use the "HotSpot 180" rate, allowing them to surf the World Wide Web and retrieve information for three hours a month at a price of EUR 9.99.

The number of T-ISDN lines remained at a constant rate in the second quarter of 2004. The declining number of T-Com lines is attributable to customers changing to mobile phones and increased competition.

The loss of market share at T-Com, due in part to regulatory constraints, slowed down in the second quarter of 2004. By June 30, 2004, T-Com's competitors continued to control over approximately 24 % of the local network market. T-Com continues to counter the competition with attractive calling plans. Under the "enjoy" rate, which was introduced at the beginning of July, T-Com customers can place calls to destinations within the German fixed network for only EUR 0.12 an hour at any time. Furthermore, effective June 1, 2004, new rates were introduced for calls from T-Com's public phones. The rates for calls to the new member states of the European Union have been reduced to the level of the current EU international rates.

As part of the business customer initiative jointly launched with T-Systems, T-Com plans to increase revenues by offering information technology solutions to small and medium-sized enterprises and promote the acquisition of new customers. The goal of the cooperation between T-Com and T-Systems is to better accommodate the needs of business customers. The joint sales activities of T-Com and T-Systems have begun to result in new orders.

In T-Com's subsidiaries in Central and Eastern Europe, the number of narrowband telecommunications channels remained at prior-year levels. By contrast, the number of DSL lines increased by 173.7 % compared to prior-year. The broadband growth was particularly significant at the Hungarian subsidiary, MATAV, where the number of DSL lines in operation reached 143,000. Following the introduction of DSL in June 2003, Slovak Telecom had 17,000 DSL lines in operation by June 30, 2004. This number represents an increase of approximately 90 % compared to March 31, 2004. In addition to broadband communications, the mobile communications investee companies of the T-Com subsidiaries also contributed to growth.

	For the three months ended June 30,			For the six months ended June 30,			For the twelve months ended
	2004	2003	% Change	2004	2003	% Change	December 31, 2003
	millions of € (except where indicated)
Total revenue (1)	6,882	7,153	(3.8)	13,857	14,643	(5.4)	29,206
Domestic	5,906	6,187	(4.5)	11,965	12,737	(6.1)	25,351
Central and Eastern Europe	976	966	1.0	1,892	1,906	(0.7)	3,855
Results from ordinary business activities	1,405	888	58.2	2,804	2,314	21.2	4,690
Financial income (expense), net (2)	28	(89)	n.m.	13	(213)	n.m.	(284)
Depreciation and amortization	(1,204)	(1,282)	6.1	(2,388)	(2,600)	8.2	(5,169)
Other taxes	(11)	1	n.m.	(18)	(9)	(100.0)	(21)
Investments in property, plant and equipment and intangible assets (3)	(521)	(451)	(15.5)	(905)	(768)	(17.8)	(2,129)
Number of employees (4)	125,782	141,065	(10.8)	125,741	143,264	(12.2)	139,548

n.m. — not meaningful

(1)	Total revenues including revenue between divisions. Including DeTeMedien in 2003.

(2)	Financial income (expense), net excludes results from Toll Collect, which has been transferred to T-Systems.

(3)	Excluding goodwill and certain intragroup transfers.

(4)	Average number of employees during the period.

Total revenue for the six months ended June 30, 2004 was EUR 13,857 million, a decrease of approximately EUR 0.8 billion, or 5.4%, from the six months ended June 30, 2003. Contributing to this decline in total revenues was the sale and deconsolidation of the regional cable businesses in 2003, in addition to the loss of local market share due to call-by-call and preselection rates offered by competititors.

Within Germany, revenue developed differently in individual product segments of the T-Com division in the first half of 2004. Net revenue from subscriber lines continued to increase in the first half of 2004 compared with the first half of 2003. This revenue growth can be ascribed to combined price and volume effects. Positive contributing factors also included the continued growth trend in more advanced products such as T-ISDN and T-DSL. Call revenue for the first six months of the current financial year was lower than in the corresponding prior-year period, due mainly to rate adjustments necessitated by the price-cap regulation, changes in customer calling habits to utilize more favorable optional calling plans and to the volume decline in extended local and international calls driven by the level of competition (call-by-call) and regulation.

Revenues from the carrier services business declined for the six month period ended June 30, 2004 when compared with the six month period ended June 30, 2003. This decline was due to reductions in revenues from the leasing of subscriber lines and terminal equipment, coupled with reduced interconnection fees between other carriers. Revenue from interconnection services decreased as a consequence of direct interconnection between the networks of other carriers and the broader coverage offered by competitors. This development resulted in a decrease in transit services (calls via our network to other domestic fixed and mobile networks). However, the data communications business increased during the first six months of 2004 due to new customer projects during the current period.

Consolidated revenue generated in Central and Eastern Europe in the first six months of the current year was slightly higher than the corresponding amount for the prior-year period. The slight increase is mainly due to a stronger Slovak crown which was offset by a weaker Hungarian forint. The trend of strong growth in the mobile communications and broadband businesses accompanied by a decline in traditional fixed-network telephony that had been observed in the preceding quarters remained in effect during 2004. Effective May 1, 2004, Hungary and the Slovak Republic became members of the European Union. New regulations to recently enacted telecommunications legislation are currently being adopted in these countries to regulate their telecommunications markets.

The increase in the results from ordinary business activities in the first half of 2004 compared with the corresponding prior-year period is primarily attributable to the lower cost of sales and selling costs, as well as improvements to financial income (expense), net. The reduction in costs is a result of cost savings.

The results from ordinary business activities in the six month period ended June 30, 2004 were EUR 2,804 million, an increase of EUR 490 million, or 21 % when compared with the six month period ended June 30, 2003. The 2004 results were positively affected by reductions in cost of sales, administrative costs and selling costs, as well as a decrease in net interest expense. The results from operating activities for the first half of 2003 were affected by substantial charges in the second quarter of 2003, resulting primarily from the adjustment of the discount rate applied to pension accruals (EUR 174 million), payments made to Vivento (formerly the Personnel Service Agency) (EUR 88 million) and the recognition of accruals for employee severance payments at Hrvatske Telecom (EUR 27 million).

T-Com's capital investments in property, plant and equipment and non-goodwill intangible assets for the first half of 2004 were EUR 905 million, an increase of EUR 137 million, or 17.8%, when compared with the first half of 2003. In Germany, T-Com intensified its capital spending on transmission platforms, access networks and especially T-DSL technology. Since the prior-year capital spending was reduced due to poor weather conditions, the increase in the first half of the current year does not necessarily represent a significant increase in T-Com's capital spending for the full year. Furthermore, the increase in the capacity utilization rates for T-ISDN and T-DSL had the effect of lowering capital expenditures in the preceding year. Investments in intangible assets and property, plant and equipment in the Central and Eastern European subsidiaries grew by a total of approximately 16.1 % as compared with the first half of 2003, primarily due to the accelerated roll-out of the next generation network at Slovak Telecom. Capital spending at MATÁV also increased when compared with the first half of the previous year, due to the substantial expansion of its DSL network.

Compared with the corresponding prior year six month period, the average number of employees at T-Com declined by 17,523, or 12.2%, to 125,741, of whom 31,016 work at the Eastern European subsidiaries. The staff reductions were achieved primarily through employee severance packages, part-time work for older employees, and transfers to Vivento. Approximately 1,000 T-Com employees were transferred to Vivento during the first six months of 2004. In addition, the severance program that had been offered to employees during 2003 was extended until September 30, 2004. Excess capacity was reduced during 2004 through the shortening of weekly working hours from 38 hours to 34 hours from July 2004, with partial salary reductions which took effect retroactively on March 1, 2004 for employees covered by collective agreements and on April 1, 2004 for civil servants.

    T-Mobile

T-Mobile International Holding AG & Co. KG currently provides mobile communications services through its majority shareholdings in Germany, the United States, the United Kingdom, Austria, the Czech Republic and the Netherlands. In addition, T-Mobile International holds minority shareholdings in mobile operators in Poland and Russia.

Subscribers

	As of June 30, 2004	As of December 31, 2003	% Change (3)	As of June 30, 2003	% Change (3)
	(in millions)	(in millions)		(in millions)
Mobile communications subscribers
Total (1)	65.7	61.1	7.5	56.5	16.3
of which: T-Mobile Deutschland	27.1	26.3	3.0	25.3	7.1
of which: T-Mobile USA	15.4	13.1	17.6	11.4	35.1
of which: T-Mobile UK (2)	14.9	13.6	9.6	12.5	19.2
of which: T-Mobile Austria	2.0	2.0	0.0	2.0	0.0
of which: T-Mobile CZ	4.1	3.9	5.1	3.6	13.9
of which: T-Mobile Netherlands	2.2	2.0	10.0	1.7	29.4

(1)	Number of subscribers of the fully consolidated subsidiaries included within our T-Mobile division including subscribers of Virgin Mobile who use our T-Mobile UK network.

(2)	Including Virgin Mobile. Virgin Mobile customers will continue to be reflected in T-Mobile's subscriber base as long as they continue to be routed through T-Mobile's network.

(3)	Percentages calculated on the basis of figures shown.

The figures above represent the total number of contract and prepaid subscribers for the periods presented. The subscriber counting methodologies employed differ in some respects between national markets, so that the figures in the table above may not be directly comparable with one another. For additional information, see our Annual Report on Form 20-F for the year ended December 31, 2003.

Subscribers with fixed-term contracts now represent about 50 % of all customers, reflecting an increase of 2 percentage points over the same period last year.

Continuing the strong trend of earlier periods, T-Mobile acquired more than 2.2 million new net subscribers in the second quarter of 2004, about 1.4 million of whom signed fixed-term (postpay) subscription contracts.

ARPU Reconciliation (1)

Average revenue per user (ARPU) is a non-GAAP financial measure. T-Mobile uses ARPU to measure the average monthly services revenues on a per subscriber basis. T-Mobile believes that ARPU provides management with useful information concerning the financial performance of its product and service offerings and its ability to attract and retain high-value customers. T-Mobile calculates ARPU as services revenues generated by subscribers (revenues for originating and terminating voice calls and data revenues), including subscribers' roaming revenues and monthly subscription fees, divided by the average subscribers for the period. The revenues used in the calculation of ARPU exclude revenues from equipment sales and customer activations because they do not represent ongoing subscriber revenue streams and revenues from visitor roaming, virtual network operators (VNO) and other revenues because they are not generated directly by subscribers. Non-GAAP financial measures are not prepared in accordance with German GAAP or U.S. GAAP and are not uniformly defined and utilized by all companies in T-Mobile's industry group. Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies. Non-GAAP financial measures should not be viewed in isolation or as an alternative to other figures reported under German GAAP or U.S. GAAP.

For the three months ended June 30, 2004	T-Mobile Deutschland	T-Mobile USA	T-Mobile UK		T-Mobile Austria	T-Mobile CZ	T-Mobile Netherlands
	millions of € (except where indicated)
Total revenue (3)	2,161	2,320	1,108		210	204	267
less: Terminal equipment	182	258	93		7	7	12
less: Other (4)	97	151	46		20	17	23
Service revenues relevant to ARPU	1,882	1,911	969	(2)	183	180	232
Average subscribers (in millions)	26.8	14.9	10.5	(2)	2.0	4.0	2.2
ARPU/month (in €) (5)	23	43	31	(2)	30	15	36

For the three months ended June 30, 2003	T-Mobile Deutschland	T-Mobile USA	T-Mobile UK		T-Mobile Austria	T-Mobile CZ	T-Mobile Netherlands
	millions of € (except where indicated)
Total revenue (3)	2,094	1,767	1,060		259	189	219
less: Terminal equipment	181	189	103		15	6	10
less: Other (4)	83	112	108		54	17	16
Service revenues relevant to ARPU	1,830	1,466	849	(2)	190	166	193
Average subscribers (in millions)	25.1	11.1	9.6	(2)	2.0	3.6	1.6
ARPU/month (in €) (5)	24	44	29	(2)	31	15	39

(1)	ARPU is a non-GAAP financial measure because it is calculated using subscriber service revenues. The closest GAAP measure is total revenues. Although management uses ARPU calculated using subscriber service revenues in the operation of our mobile business, for comparative purposes, monthly ARPU for the three months ended June 30, 2004 and June 30, 2003 calculated using total revenue is as follows: T-Mobile Deutschland: 2004: EUR 27, 2003: EUR 28; T-Mobile USA: 2004: EUR 52, 2003: EUR 53; T-Mobile UK: 2004: EUR 35, 2003: EUR 37; T-Mobile Austria: 2004: EUR 35, 2003: EUR 43; T-Mobile CZ: 2004: EUR 17, 2003: EUR 18; and T-Mobile Netherlands: 2004: EUR 40, 2003: EUR 46.

(2)	Excluding Virgin Mobile.

(3)	These amounts relate to the companies' respective single-entity financial statements without reflecting consolidation adjustments or eliminations at the segment level.

(4)	Activation fees, VNO revenues, visitor revenues and other operating revenues.

(5)	Differences in the figures may be a result of rounding.

With nearly 1.1 million new net customers in the second quarter of 2004, and a year-on-year net increase of approximately 4 million, or 35%. T-Mobile USA is again the leader among the T-Mobile companies. In absolute terms, T-Mobile believes that this performance was the second-best among the nationwide mobile communications providers in the United States. In total, T-Mobile USA now has over 15.4 million subscribers. Within a period of 18 months, T-Mobile USA has grown its subscriber base from 10 million to over 15 million. The average monthly churn rate (for a definition of churn rate and the general manner in which it is calculated, refer to "Item 4. Information on the Company — Description of Business Divisions — T-Mobile — Principle Markets" in our 2003 Annual Report on Form 20-F) declined from 3 % in the first quarter of 2004 to 2.8 % in the second quarter of 2004. Both in euro and U.S. dollar terms, the monthly average revenue per user (ARPU) increased quarter-on-quarter, from EUR 40 to EUR 43 and from USD 50 to USD 52.

T-Mobile Deutschland recorded 378,000 new net additions in the second quarter, of whom more than 60 % have signed fixed-term subscription contracts. In particular, the new "Relax" tariff packages, which already include different amounts of call time, contributed to this growth. The percentage of fixed-term contract subscribers rose to more than 48%. At an average of 1.4 % per month, the churn rate for the second quarter of 2004 was virtually unchanged from the preceding quarter. ARPU was also unchanged from the level in the preceding quarter, at EUR 23, but was down by EUR 1 as compared with the second quarter of 2003.

Approximately 556,000 new net customers opted for the products and services offered by T-Mobile UK in the second quarter of 2004. Having signed more than 100,000 new fixed-term subscription contracts in the past quarter, T-Mobile UK now has nearly 2.9 million subscribers under such contracts. The average monthly churn rate for the second quarter of 2004 increased to 1.9 % from 1.2% quarter-on-quarter, but was still lower than the prior-year quarter (2.2%). At EUR 31 or GBP 21, ARPU was virtually unchanged from the first quarter of the year, but was up from EUR 29 as compared with the second quarter of 2003.

T-Mobile Austria, which saw its subscriber base remain constant and its average monthly churn rate for the second quarter of 2004 decrease slightly, increased ARPU from EUR 29 to EUR 30 quarter-on-quarter.

T-Mobile CZ expanded its subscriber base by 84,000 users in the second quarter of 2004, exceeding four million. Also in the second quarter, the number of subscribers with fixed-term subscription contracts exceeded one million. T-Mobile CZ lowered its average monthly churn rate to less than 1 % quarter-on-quarter and year-on-year. Monthly ARPU increased by EUR 1 quarter-on-quarter to EUR 15, but remained constant year-on-year.

In the past quarter, T-Mobile Netherlands increased its subscriber base by 114,000 new additions. Of a total of 2.2 million, more than one million are fixed-term contract subscribers. The average monthly churn rate for the second quarter of 2004 declined slightly to 2.1%. At EUR 36, ARPU was slightly higher than in the preceding quarter, but down from EUR 39 in the second quarter of 2003.

	For the three months ended June 30,			For the six months ended June 30,			For the twelve months ended
	2004	2003	% Change	2004	2003	% Change	December 31, 2003
	millions of € (except where indicated)
Total revenue (1)	6,237	5,557	12.2	12,181	10,867	12.1	22,778
T-Mobile Deutschland (2)	2,161	2,094	3.2	4,282	4,089	4.7	8,479
T-Mobile USA (2)	2,320	1,767	31.3	4,390	3,449	27.3	7,416
T-Mobile UK (2)	1,108	1,060	4.5	2,241	2,096	6.9	4,303
T-Mobile Austria (2)	210	259	(18.9)	446	532	(16.2)	1,098
T-Mobile CZ (2)	204	189	7.9	390	369	5.7	768
T-Mobile Netherlands (2)	267	219	21.9	517	401	28.9	861
Results from ordinary business activities	1,846	475	n.m.	2,002	398	n.m.	831
Financial expense, net	(65)	(290)	77.6	(330)	(592)	44.3	(895)
Depreciation and amortization	(1,270)	(1,295)	1.9	(2,504)	(2,559)	2.1	(5,196)
Other taxes	(29)	(28)	(3.6)	(51)	(53)	3.8	(94)
Investments in property, plant and equipment and intangible assets (3)	(644)	(556)	(15.8)	(1,096)	(990)	(10.7)	(3,012)

Number of employees (4)	44,215	40,986	7.9	43,684	41,306	5.8	41,767
____________
n.m. — not meaningful

The T-Mobile division combines all the activities of T-Mobile International AG & Co. KG, including T-Mobile Deutschland GmbH, T-Mobile (UK) Ltd., T-Mobile USA, Inc., T-Mobile Czech Republic a.s., T-Mobile Austria GmbH, T-Mobile Netherlands B.V., as well as minority shareholdings in OJSC Mobile TeleSystems, Russia (MTS) and Polska Telefonia Cyfrowa, Poland (PTC), and their respective subsidiaries and affiliates.

(1)	Total revenue includes inter-segment revenue.

(2)	These amounts relate to the companies' respective single-entity financial statements without reflecting consolidation adjustments or eliminations at the segment level and, therefore, may not compute precisely to the total revenue figures presented.

(3)	Excluding goodwill.

(4)	Average number of employees during the period.

In the first half of 2004, almost all T-Mobile companies recorded year-on-year revenue growth. Total revenue increased by approximately 12%. The main growth driver was again T-Mobile USA, which reported a revenue increase of approximately 27% over the first six months of the preceding year — in USD terms, the growth rate was approximately 41% year-on-year. As a result, the revenue of T-Mobile USA surpassed that of T-Mobile Deutschland for the first time.

The results from ordinary business activities in the first half of 2004 amounted to EUR 2.0 billion. This growth was driven by the required write-up, under German GAAP, of U.S. mobile communications licenses, a below-average increase in cost of sales, as well as economies of scale and efficiency gains. The results of the T-Mobile division were significantly affected by the agreement, in May 2004, between T-Mobile USA and Cingular relating to the dissolution of their joint venture, established in 2001, for mobile communications in California, Nevada and New York and the acquisition by T-Mobile USA of the GSM network in California and Nevada. See "Recent Developments" above for more information about this transaction. In connection with the transactions described above, T-Mobile was required, pursuant to German GAAP, to perform a review of the valuation of T-Mobile USA. As a result of that review, T-Mobile was required to revalue its U.S. mobile communications licenses (FCC licenses). For German GAAP purposes, T-Mobile was required to write-up approximately EUR 1.8 billion relating to the value of the FCC licenses. In addition, an accrual for contingent losses in the amount of EUR 0.6 billion was recognized by T-Mobile in connection with the dissolution of the joint venture in accordance with the terms of the joint venture agreement.

The number of employees increased again, primarily in the United States, as a result of continued business growth. However, personnel costs in the T-Mobile division increased at a much slower rate than revenue.

T-Systems

T-Systems provides IT and telecommunications services primarily in Germany and Europe. T-Systems provides its customers with a full range of these services — from planning and implementation to operation — including network and systems infrastructure, communications and network services, comprehensive IT services and e-business solutions.

	As of June 30, 2004 (1)	As of December 31, 2003 (1)	% Change (4)	As of June 30, 2003 (1)	% Change (4)
Systems integration
Hours billed (millions)	5.7	11.2		5.7	1.2
Utilization rate (%) (2)	76.1	74.0		73.3
Computing services
Capacity of processors (MIPS) (3)	121,831	113,723	7.1	98,095	24.2
Number of servers managed and serviced	34,160	28,399	20.3	28,279	20.8
Mainframe utilization (%)	95.0	95.0		95.0
Desktop services
Number of workstations managed and serviced (millions)	1.2	1.2	0.1	1.2	(1.9)
Proportion of support activities, Germany (%)	60.1	60.6		61.5
Proportion of retail, Germany (%)	39.9	39.4		38.5

(1)	Calculated and rounded on the basis of the figures shown.

(2)	Ratio of average number of hours billed to maximum possible hours billed.

(3)	Million instructions per second.

(4)	Calculated on the basis of precise figures.

In the second quarter of 2004, the T-Systems division continued to focus on cost savings. The introduction of efficiency-enhancing measures and the resulting improvement in cost structures made a significant contribution to achieving profitability gains once more in a market environment that remained muted. The consolidation of the T-Systems computing centers, for example, was continued and almost completed; this package of measures involves both the consolidation of functions and the optimization of sites. Efficiency improvements were also made by streamlining centralized functions, cutting excess staff, and improving procurement processes.

T-Systems' operations gained momentum in the second quarter through the positive development of business in the IT unit in particular. Newly won customer projects allowed the Computing Services service line to substantially increase the number of servers managed and serviced by almost 21% and boost the available computing capacity by 24% compared with the first half of 2003. Utilization of the mainframe computers remained stable at a high level. The establishment of the capacity required to satisfy increased customer demand led to greater capital expenditure in the second quarter.

The Systems Integration service line remains exposed to a market characterized by strong competition and cost pressure. Nevertheless, utilization rose considerably compared with both the first quarter of this year and the second quarter of 2003. The average hourly rate experienced moderate growth in the first six months of 2004 compared with the same period last year. Further capacity adjustments and the year-on-year increase in hours billed were major factors contributing to the utilization gains achieved in the first half of the year. In the Desktop Services service line, the number of IT workstations managed and serviced on customer premises stabilized and even increased slightly compared with the previous quarter. The hardware transactions required for this led to a year-on-year decrease in the proportion of support activities in the first half of 2004, although the proportion actually rose slightly in the second quarter. Business in the Telecommunications unit declined in the second quarter of 2004, partly as a result of price and competitive pressures. In addition, deconsolidation effects from the sale of TeleCash, T-Systems SIRIS, T-Systems MultiLink, and T-Systems Card Services in 2003 also had a negative impact on total revenue.

	For the three months ended June 30,			For the six months ended June 30,			For the twelve months ended
	2004	2003	% Change	2004	2003	% Change	December 31, 2003
	millions of € (except where indicated)
Total revenue	2,625	2,567	2.3	5,100	5,127	(0.5)	10,614
Results from ordinary
business activities	(38)	(100)	62.0	(228)	(126)	(81.0)	(581)
Financial income (expense), net	(5)	(35)	85.7	(155)	(61)	n.m.	(486)
Depreciation and amortization	(350)	(380)	7.9	(690)	(747)	7.6	(1,499)
Other taxes	(1)	(4)	75.0	(2)	(5)	60.0	(8)
Investments in property, plant and equipment and intangible assets (1)	(194)	(136)	(42.6)	(321)	(260)	(23.5)	(660)
Number of employees (2)	39,867	42,305	(5.8)	40,110	42,816	(6.3)	42,108
____________
n.m. — not meaningful

(1)	Excluding goodwill.

(2)	Average number of employees during the period.

T-Systems' total revenue in the second quarter of 2004 rose by 6.1% compared with the first three months of the year. This increase is due to the positive development of revenue in the service lines for Computing Services and Desktop Services as well as to the further improvement in net revenue. Total revenue increased by 2.3% as compared with the second quarter of 2003.

T-Systems' revenue development in the first six months of 2004 was driven by a year-on-year revenue growth of 4.3% in the IT unit. In the second quarter of 2004, IT revenue increased 8.1% year-on-year. This increase is primarily attributable to the large projects in the service lines for Computing Services and Desktop Services that are now moving into the operational stage. Quarter-on-quarter, the Systems Integration business saw a 6.1% drop in revenue, while Computing Services grew 13.3% in the corresponding period and the Desktop Services business improved by 19.6%. Following a decline in revenue of 7.4% in the first quarter, the Telecommunications unit posted a revenue decrease of just 4.0% in the second quarter of this year compared with the same period in 2003.

Net revenue grew by 5.3% in the second quarter of 2004, continuing the trend reported for the first three months of 2004. Compared with the second quarter of 2003, net revenue rose by 3.4%. In the first six months of 2004, net revenue increased by 1.9% as compared with the first six months of 2003.

T-Systems' results from ordinary business activities for the first half of 2004 decreased compared with the same period last year. Earnings reported were negatively affected by the transfer of the investment in Toll Collect to T-Systems from T-Com effective as of April 1, 2004. The losses and accruals relating to Toll Collect extend retroactively to the 2003 financial year and the first quarter of 2004.

T-Systems had a total of 39,765 employees at the end of June 2004, 1,801 fewer than at the end of 2003.

T-Online

Through T-Online International AG, our T-Online segment operates a combined business model comprising Internet access and non-access activities. T-Online is one of the largest Internet service providers in Germany. Through its subsidiaries and associated companies, it also conducts operations in France, Spain, Portugal, Austria and Switzerland.

	June 30, 2004	March 31, 2004	Change %	December 31, 2003	Change %	June 30, 2003	Change %
	millions	millions		millions		millions
Customers with a billing relationship (1)	13.34	13.43	(0.7)	13.13	1.6	12.67	5.3
T-Online (Germany)	11.26	11.07	1.7	10.79	4.4	10.35	8.8
DSL rates	2.62	2.44	7.4	2.16	21.3	2.00	31.0
Narrowband rates	5.26	5.38	(2.2)	5.56	(5.4)	5.66	(7.1)
PAYG (2) (usage < 30 days)	0.80	0.82	(2.4)	0.81	(1.2)	0.79	1.3
PAYG (2) (usage > 30 days)	2.58	2.42	6.6	2.25	14.7	1.90	35.8

Rest of Europe	2.08	2.36	(11.9)	2.35	(11.5)	2.32	(10.3)
Broadband rates	0.31	0.29	6.9	0.26	19.2	0.21	47.6
Narrowband rates	0.25	0.28	(10.7)	0.29	(13.8)	0.32	(21.9)
PAYG (2) (usage < 30 days)	0.14	0.16	(12.5)	0.17	(17.6)	0.18	(22.2)
PAYG (2) (usage > 30 days)	1.38	1.62	(14.8)	1.62	(14.8)	1.61	(14.3)

(1)	The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

(2)	PAYG: Pay as you go.

In the second quarter of 2004, T-Online continued to increase its subscriber base in Germany and revenue by further expanding its combined business model comprising access (Internet access) and non-access components (content, services and e-commerce offerings), and by increasingly tapping the DSL broadband market together with T-Com.

Customer growth was essentially driven by the implementation of T-Online's broadband strategy which combines high-speed Internet access with innovative content. The number of subscribers to DSL-tariffs, for example, rosefrom 2.2 million as of June 30, 2003 to 2.9 million as of June 30, 2004. In Germany, the number of T-Online DSL-tariff subscribers increased to a total of 2.6 million. The competitive marketplace for DSLis reflected by the new net customer additions between the first and second quarters of 2004. Of the approximately 462,000 new net subscribers to DSL rate plans that T-Online added during the first half of 2004, approximately 181,000 were added during the second quarter.

T-Online continued its broadband strategy in its international subsidiaries as well. In the first half of 2004, the "Rest of Europe" recorded a 47.6% increase in the number of DSL customers as compared with the first half of 2003. Approximately 310,000 customers used the DSL calling plans as of June 30, 2004, compared with approximately 210,000 as of June 30, 2003.

An increasing number of customers are switching to more high-speed Internet access, to gain accessibility to broadband content at use-oriented rates. T-Online lowered its basic monthly price for T-Online dsl flat 2000 by approximately one-third as of June 1, 2004, making broadband Internet access more accessible. This new stimulus for the broadband market has in turn led to fewer subscribers for narrowband rates. The slight drop in the number of customers in the second quarter of 2004 can be ascribed to the loss to competitors of access customers from the Austrian subsidiary t-online.at.

In addition to pay-per-view and pay-per-use models, T-Online offers a large number of subscription services, including premium e-mail services, security packages and special-interest topics on the portal www.t-online.de such as games (onSpiele) or computers (onComputer). As of June 30, 2004, T-Online customers used more than 1.3 million subscription models from the non-access areas.

T-Online offers its customers a 'Professional' security package, which provides protection against the loss of data due to viruses or excessive charges due to fraud. The company further expanded its range of paid and broadband content in the second quarter of 2004: By entering into an agreement with the German National Soccer League (DFL), T-Online acquired the rights to cover the DFL matches for the Internet and for mobile terminal devices up to the end of the 2005/06 season. The licenses also give T-Online the exclusive right to remarket the video streams and content to third parties, such as mobile communications providers. T-Online is also offering T-Online Vision services for use with television. In addition to its existing partnerships with Fujitsu Siemens and Samsung, T-Online has attracted other partners for the development and marketing of set-top boxes: the Korea-based manufacturers Handan BroadInfoCom and Humax Co., Ltd. These boxes enable customers of T-Online Vision to use services such as video on demand, WebMail, and the special-topic portal with the sections News, Sport and Entertainment via their television sets.

	For the three months ended June 30,			For the six months ended June 30,			For the twelve months ended December 31,
	2004	2003	% Change	2004	2003	% Change	2003
	millions of € (except where indicated)
Total revenue (1)	500	449	11.4	993	894	11.1	1,851
Germany	442	408	8.3	882	813	8.5	1,682
Rest of Europe	58	41	41.5	111	81	37.0	169
Results from ordinary business activities	45	21	n.m.	82	23	n.m.	104
Financial income (expense), net	28	25	12.0	55	54	1.9	200
Depreciation and amortization	(111)	(105)	(5.7)	(220)	(207)	(6.3)	(430)
Other taxes	0	0	n.m.	0	0	n.m.	(1)
Investments in property, plant and equipment and intangible assets (2)	(18)	(10)	(80.0)	(30)	(18)	(66.7)	(81)
Number of employees (3)	2,945	2,655	10.9	2,931	2,644	10.9	2,637
____________
n.m. — not meaningful

Amounts are calculated in accordance with German GAAP as specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the separate reports of T-Online International AG, which are calculated in accordance with International Accounting Standards (IFRS).

(1)	Total revenue includes inter-segment revenue.

(2)	Excluding goodwill.

(3)	Average number of employees during the period.

Due to the growth in T-Online's subscriber base in Germany, total revenue increased to EUR 0.5 billion, or 11.4%, in the second quarter of 2004 as compared with the second quarter of 2003. In the first half of 2004, total revenue improved by 11.1% year-on-year.

Results from ordinary business activities more than doubled from EUR 21 million in the second quarter of 2003 to EUR 45 million in the second quarter of 2004. In addition to its stable revenue growth, T-Online's positive business development can be attributed to continued efficiencies. For example, the improved utilization of purchased network capacity and the economies of scale further improved gross margins.

Depreciation and amortization increased by EUR 13 million in the first six months of 2004, to EUR 220 million, as compared with the first six months of 2003. This is attributable to goodwill amortization relating to the Scout24 Group, which was consolidated as of January 1, 2004.

Group Headquarters & Shared Services

Group Headquarters & Shared Services is responsible for strategic and cross-divisional management functions, as well as those operating activities that are not directly related to the core businesses of the divisions. Shared Services includes Vivento, Real Estate, DeTeFleetServices GmbH — a full-service provider for fleet management and mobility services for the companies of the Deutsche Telekom Group — as well as Billing & Collection. The Billing & Collection unit was formed in May 2004 through the amalgamation of Billing Services and Customer Accounting, and provides billing and receivables management solutions for the group companies that offer commercial services to the market. The product and process chain is rounded off by credit assessment and trade receivable collection services offered through SAF Forderungsmanagement GmbH and SolvenTec GmbH.

One of the most pressing tasks this year is the creation of new employment opportunities for the employees at Vivento. For this purpose, Vivento established and operated new business lines of its own, as well as projects with cooperation partners. Founded in the first quarter of 2004, Vivento Customer Services GmbH & Co. KG (VCS), which is part of the call center business line, is represented throughout Germany with 14 locations and had approximately 1,000 employees in June 2004. VCS also had approximately 600 contract and temporary staff. A second business line was set up when Vivento Technical Services GmbH & Co. KG was formed as of June 1, 2004. This company will offer nationwide network infrastructure services for group companies and third parties. In addition, further employment opportunities were created to fulfill an administrative agreement between the Federal Employment Agency (Bundesagentur für Arbeit) and Deutsche Telekom AG. Approximately 3,000 civil servants from Vivento will support the Federal Employment Agency from July 1, 2004 until June 30, 2005 with the introduction of the restructured benefits program for the long-term unemployed.

Our employment alliance with our employees' union included the reduction of the working week from 38 to 34 hours, and is making a substantial contribution to safeguarding and creating employment. This measure resulted in approximately 9,800 jobs being created or preserved throughout Germany and had a major influence on the workforce at Vivento.Many transfers to Vivento were avoided as newly created jobs were filled by existing staff. Additionally, job openings were created and filled by Vivento employees to the largest possible extent. Further, the 2004 severance program agreed to by Deutsche Telekom AG and the trade unions, which is open to employees at T-Com and Group Headquarters & Shared Services, has been extended from August 31, 2004 until September 30, 2004 for those employees transferred to Vivento.

Approximately 1,500 employees were transferred to Vivento in the second quarter of 2004. At June 30, 2004, a total of approximately 26,400 employees had been transferred to Vivento. approximately 3,500 employees have left Vivento since January 1, 2004, of which approximately 1,900 left in the second quarter. Approximately 7,300 employees have left Vivento since it was first founded. As of June 30, 2004, Vivento had approximately 19,900 employees, including approximately 700 permanent staff, 16,100 transferred employees and 3,200 employees at the call center business line. In June 2004, approximately 5,200 employees in Vivento were placed in temporary positions within the Group, and approxiamtley 1,200 were placed in temporary positions outside of the Group.

Approximately EUR 0.2 billion of cash flows were generated from sale of real estate during the six-months ended June 30, 2004 (from sales contracts that were executed partly in earlier years). Most of the real estate sold is being leased-back.

	For the three months ended June 30,			For the six months ended June 30,			For the twelve months ended
	2004	2003	% Change	2004	2003	% Change	December 31, 2003
	millions of € (except where indicated)
Total revenue (1)	1,154	1,071	7.7	2,244	2,164	3.7	4,268
Loss from ordinary business activities	(839)	(626)	(34.0)	(1,995)	(1,452)	(37.4)	(4,071)
Financial expense, net	(574)	(469)	(22.4)	(1,342)	(1,148)	(16.9)	(2,877)
Depreciation and amortization	(173)	(213)	18.8	(385)	(499)	22.8	(881)
Other taxes	(11)	(16)	31.3	(24)	(29)	17.2	(37)
Number of employees (2)	34,976	23,698	47.6	35,607	22,671	57.1	25,203
Vivento (3)	19,200	7,400	n.m.	19,200	7,400	n.m.	15,500

n.m. — not meaningful

(1)	Total revenue includes inter-segment revenue.

(2)	Average number of employees during the period.

(3)	Transferred employees and employees in the business line, excluding permanent staff; number of employees at the balance sheet date; figures rounded.

In the first half of 2004, the total revenue of Group Headquarters & Shared Services increased by approximately EUR 80 million to EUR 2,244 million as compared with the first half of 2003. This increase is mainly due to the revenues generated from Vivento's new call center business.

The loss from ordinary business activities in the first six months of 2004 increased by EUR 543 million, from EUR (1,452) million in 2003 to EUR (1,995) million in 2004. This is partly attributable to (i) higher expenditures for Vivento due to an increase in the number of employees transferred to Vivento, (ii) lower gains from sales of investments and (iii) lower transfer payments from the operating segments to Vivento. Earnings were further affected by the EUR 194 million increase in net financial expense from EUR 1,148 million to EUR 1,342 million. This was primarily due to reductions in interest income. This was offset, in part, by reduced depreciation and amortization primarily as a result of reduced real estate assets.

The average number of employees during the first six months of 2004 was 35,607. The increase of the number of employees compared with the first six months of 2003 is primarily attributable to the increased number of employees transferred to Vivento.

LIQUIDITY AND CAPITAL RESOURCES

The following table provides information regarding our cash flows.

	For the six-months ended June 30,
	2004	2003
	(millions of €)
Net cash provided by operating activities	7,128	6,260
Net cash used for investing activities	(3,351)	(4,222)
Net cash used for financing activities	(6,204)	(478)
Effect of foreign exchange rate changes on cash and cash equivalents	30	(18)
Net increase (decrease) in cash and cash equivalents (1)	(2,397)	1,542
Cash and cash equivalents, at beginning of the period	8,686	1,712
Cash and cash equivalents, at end of the period	6,289	3,254

(1)	Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

Liquidity

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to EUR 7.1 billion in the first half of 2004, representing an increase of EUR 0.9 billion as compared with the first half of 2003. This increase was mainly due to an improvement in operational business and to a EUR 0.2 billion tax benefit.

Net Cash Used for Investing Activities

For the six months ended June 30, 2004, net cash used for investing activities amounted to EUR 3.4 billion, compared with EUR 4.2 billion for the six months ended June 30, 2003. Cash used to purchase noncurrent assets totaled EUR 3.4 billion; EUR 0.2 billion was paid for shares in fully consolidated companies. Divestitures resulted in a cash inflow of EUR 0.5 billion. Net cash used for investing activities was also affected by the EUR 0.3 billion decrease in cash due to temporary investments in financial instruments with an original maturity of more than three months. The decrease in net cash used for investing activities for the six months ended June 30, 2004 as compared to the six months ended June 30, 2003 is largely a result of a substantial reduction in cash investments in financial instruments with a maturity of more than three months (a decrease of EUR 4,461 million), accompanied by a decrease in cash inflows from extraordinary sales of financial assets (a decrease of EUR 763 million) and sales of shares in fully consolidated companies (a decrease of EUR 1,501 million).

Net Cash Used for Financing Activities

In the first six months of 2004, net cash used for financing activities increased by EUR 5.7 billion compared with the first half of 2003. This is due in particular to a EUR 5.1 billion reduction in the issuance of medium and long-term debt, while the repayment of medium and long-term debt fell by EUR 1.6 billion. In addition, a EUR 2.2 billion increase in the net repayment of short-term debt increased net cash used for financing activities.

Capital Resources

Our debt position at June 30, 2004 decreased to EUR 50.0 billion from the 2003 year-end level of EUR 55.4 billion due to the redemption of medium-term notes and bonds (EUR 5.3 billion) at maturity. Our debt position was negatively affected by changes in foreign currency exchange rates (EUR 0.6 billion) principally related to the development of the U.S. dollar against the Euro. At June 30, 2004, the Federal Republic of Germany was the guarantor of EUR 8.4 billion of our total debt.

In the first half of 2004, our liquid assets decreased to EUR 6.6 billion from the 2003 year-end level of EUR 9.1 billion mainly through cash used for investments in fixed assets (EUR 3.4 billion) and net decrease in short-, medium- and long-term debt (EUR 6.0 billion). This was partially offset by cash generated from operations (EUR 7.1 billion) as well as the sale of several minority shareholdings (EUR 0.3 billion).

We intend to use a portion of our liquid assets for the redemption of certain series of our medium-term notes amounting to EUR 0.7 billion, and bonds amounting to EUR 6.3 billion, which mature in the second half of 2004. For more information regarding our total liabilities refer to Note (11) to the condensed consolidated financial statements and our Annual Report on Form 20-F for the year ended December 31, 2003.

We employ a variety of financing sources to fund our operations and liquidity needs. The principal financial instruments we use are bonds and medium-term notes issued in various jurisdictions and in various currencies. Further sources of liquidity are committed credit facilities, consisting of bilateral credit agreements and syndicated loans.

Interest Step-Up Provisions and Credit Ratings

The changes in credit rating in 2002 triggered a step-up of 50 basis points on Deutsche Telekom bonds in the aggregate amount of approximately EUR 21.3 billion (total as of June 30, 2004), denominated in various currencies. This step-up resulted in an increase in our interest expense on these bonds of approximately EUR 0.1 billion annually. In case of an upgrade to at least A- by Standard & Poor's and A3 by Moody's, our interest expense on the applicable outstanding bonds would decrease accordingly.

In the event of a lowering of our long-term senior unsecured debt rating below Baa1 by Moody's and BBB+ by Standard & Poor's, interest rates would increase by 50 basis points on bonds with a principal amount of EUR 4.5 billion and USD 0.5 billion and medium-term notes with a principal amount of EUR 3.0 billion and GBP 1.0 billion. We estimate that such a step-up would result in an increase in our interest expense of approximately EUR 47.0 million per annum.

On March 3, 2004, Moody's raised the rating to Baa2 with a positive outlook. Standard & Poor's placed the BBB+ long-term senior unsecured debt rating on Creditwatch with positive implications on March 10, 2004. On May 28, 2004 Moody's affirmed the BBB+ long-term senior unsecured debt rating and removed it from Creditwatch.

Definitions used by the rating agencies are summarized in our annual report on Form 20-F for the year ended December 31, 2003 and can be obtained directly from the rating agencies and their respective web sites.

Lines of Credit

On June 30, 2004, we had committed credit facilities with banks totaling approximately EUR 17.7 billion, as well as credit facilities on demand of approximately EUR 0.2 billion. The credit facilities include two syndicated loan facilities: one having T-Mobile UK as borrower (the "T-Mobile UK loan facility") in the aggregate committed amount of GBP 2.8 billion (EUR 4.1 billion) and one in the aggregate amount of EUR 9.0 billion having Deutsche Telekom AG and its Dutch finance subsidiary, Deutsche Telekom International Finance B.V., as borrowers (the "DT loan facility"). On June 30, 2004, there were no outstanding borrowings under the DT loan facility. Under the T-Mobile UK loan facility GBP 0.5 billion (EUR 0.7 billion) was outstanding as of June 30, 2004.

Also included in our group's credit facilities are committed lines of credit through multiple bilateral unsecured credit agreements with various banks which are usually on a revolving basis. On June 30, 2004, we had committed lines of credit through these agreements totaling EUR 4.6 billion. The interest and commitment fees payable on these facilities are based upon the terms of each specific contract. Approximately EUR 0.3 billion in aggregate principal amount was outstanding under these agreements as of June 30, 2004.

Our bank loan agreements contain customary provisions relating to defaults and material adverse changes affecting Deutsche Telekom AG and/or the relevant borrower. As a result of these provisions, the non-payment of a significant amount of debt when due or the acceleration of due dates can result in all or part of our bank debt becoming due or make our committed lines of credit unavailable. Our syndicated loan facilities and, as of June 30, 2004, EUR 1.4 billion of our bilateral credit agreements, each contain a financial covenant that requires us to maintain a ratio of EBITDA to net interest payable, each as defined therein, of 3:1, tested for each twelve month period ending in June and December of each year. EBITDA as defined for purposes of these covenants does not make reference to special effects and is calculated with reference to net interest payable, rather than to net financial income (expense). On June 30, 2004, we were in full compliance with these covenants. The covenants in our loan agreements also set conditions for permitted security interests, disposals and certain types of additional borrowings and guarantees. We do not expect that these negative covenants will materially affect our debt reduction plans or our ability to raise capital as needed.

Capital Expenditures and Investments

The following table provides information concerning capital expenditures and investments in subsidiaries, associated companies and related companies as well as proceeds from the sales of noncurrent assets and investments.

	For the six months ended June 30,
	2004	2003	Change	% Change
	(millions of €, except percentages)
Capital expenditures	2,934	2,294	640	27.9
Investments	589	247	342	138.5
Proceeds from sales of noncurrent assets and investments	(503)	(3,111)	2,608	83.8
Other	331	4,792	(4,461)	(93.1)
Net cash used for investing activities	3,351	4,222	(871)	(20.6)

    Capital Expenditures

The following table provides information about our capital expenditures for the periods presented. Other capital expenditures include advanced payments and construction in progress, as well as plant and office equipment.

	For the six months ended June 30,
	2004	2003	Change	% Change
	(millions of €, except percentages)
Intangible assets (excluding goodwill)	276	218	58	26.6
Fixed networks	713	742	(29)	(3.9)
Buildings	60	40	20	50.0
Other capital expenditures	1,885	1,294	591	45.7
Total capital expenditures	2,934	2,294	640	27.9

The increase in total capital expenditures in the first half of 2004 compared to the same period of 2003 reflects T-Mobile's focus on the continued roll-out of UMTS infrastructure in Europe as well as by the quality and capacity enhancement of the GSM network in North America.

Additionally, T-Com's capital expenditures in the first half of 2004 increased 17.8 % to EUR 905 million as compared to the first half of 2003. In Germany, T-Com intensified its capital spending on transmission platforms, access networks and especially T-DSL technology. Since the prior-year capital spending was rather low as a result of weather conditions, the increase in the first half of the current year does not necessarily represent a significant increase in T-Com's capital spending for the full year.

Investments in intangible assets and property, plant and equipment in the Central and Eastern European subsidiaries grew by a total of 15.9 % over the first half of 2003, primarily due to the accelerated roll-out of the next-generation network at Slovak Telecom. Capital spending at MATÁV also increased year-on-year, due to the substantial expansion of the DSL network.

By the end of 2004, we expect to invest up to EUR 1.5 billion more than we invested in intangible assets (excluding goodwill) and property, plant and equipment in the year ended December 31, 2003. The precise amount of our capital expenditures will depend in part on the development of our cash flows in the remainder of 2004.

Investments

Investments in subsidiaries, associated companies and other financial assets amounted to EUR 0.6 billion in the first half of 2004. The increase is primarily attributable to investments in our associated companies GSM facilities (EUR 223 million) and Toll Collect (EUR 146 million). In addition, we acquired the Scout24 Group (EUR 146 million) in the first quarter of 2004.

Contractual Obligations and Other Commitments

At June 30, 2004, we had contractual cash obligations for accruals totaling EUR 16.8 billion and liabilities totaling EUR 59.9 billion. In addition, we have other financial obligations for payments to special pension funds, purchase commitments, commitments arising from transactions not yet settled and operating leases.

Financial Indebtedness

The following table summarizes financial indebtedness recorded on our balance sheet under liabilities as of June 30, 2004:

		Payments due by period
	Total	Less than 1 Year	1-5 Years	After 5 Years
	(millions of €)
Financial indebtedness
Bonds and debentures	46,805	12,103	17,585	17,117
Liabilities to banks	3,174	559	1,756	859
Total Debt	49,979	12,662	19,341	17,976

For more information regarding our indebtedness refer to "— Liquidity and Capital Resources — Capital Resources" and Note (11) in the condensed consolidated financial statements.

At June 30, 2004, the discounted value of capital lease obligations amounted to EUR 415 million (EUR 423 million at December 31, 2003), primarily for office buildings with varying terms of up to 25 years.

    Other Financial Obligations

Other financial obligations at June 30, 2004, consisted of the following:

		Payments due by period
	Total	Less than 1 Year	After 1 Year
	(millions of €)
Present value of payments to special pension fund	8,438	388	8,050
Purchase commitments for interest in other companies	638	145	493
Purchase commitments for capital projects in progress, including obligations arising from future expenditures	2,665	2,313	352
Commitments arising from transactions not yet consummated	885	796	89
Operating leases	12,085	1,586	10,499
Other financial obligations	9	4	5
Total other financial obligations	24,720	5,232	19,488

The purchase commitments for interest in other companies decreased compared with year end of 2003. The reason for this is in particular the purchase of the Scout 24 Group in the first quarter of 2004. Purchase commitments for capital projects in progress including obligations arising from future expenditures increased by EUR 0.7 billion compared with the 2003 year end due to the settlement of new contracts.

Commitments arising from transactions not yet settled concern pending transactions that are open at the balance sheet date and mainly include commitments in connection with mobile terminals.

The total future payment obligations under non-cancelable operating leases as at June 30, 2004 amounted to EUR 12.1 billion over varying terms of up to 25 years. In the first six month of 2004, new lease agreements have been consummated, primarily for cell sites and office buildings.

Other financial obligations primarily concern contingent contractual obligations.

Guarantees and commitments

The following table summarizes liabilities arising from warranty agreements and guarantees as of June 30, 2004:

		Payments due by period
	Total	Less than 1 Year	After 1 Year
	(millions of €)
Liabilities arising from warranty agreements	1,441	70	1,371
Guarantees	72	8	64
Total guarantees and commitments	1,513	78	1,435

The liabilities arising from warranty agreements include a guarantee for bank loans to Toll Collect (EUR 0.6 billion) and T-Mobile International AG's obligation under a QTE (Qualified Technology Equipment) lease (EUR 0.8 billion).

Toll collection system

As previously reported, in September 2002, Deutsche Telekom AG, DaimlerChrysler Services AG, and Compagnie Financiere et Industrielle des Autoroutes S.A. (Cofiroute) (individually, the "partners" and collectively, the "consortium") entered into an agreement dated September 2002 and last amended in November 2002 (the "operating agreement") with the Federal Republic of Germany (represented by the German Federal Ministry of Transport, Building and Housing) relating to a project to create and operate an innovative system for the collection of toll charges for the use by heavy vehicles of the German high-speed highway system. We refer to this project as the "Toll Collect project." The toll collection system is to be created and operated by the joint venture Toll Collect GmbH ("Toll Collect"). DaimlerChrysler Services and we each hold a 45% stake in Toll Collect, with the remaining 10% being held by Cofiroute. Our involvement with Toll Collect includes our equity interest in Toll Collect that is recognized in our consolidated financial statements using the equity method of accounting, and certain financial guarantees. Additionally, certain of our divisions may act as subcontractors of services to Toll Collect. We believe our maximum exposure to loss as a result of our interest in Toll Collect could extend beyond the amounts we have invested because of other risks associated with the financial guarantees issued for Toll Collect.

Pursuant to the provisions of the operating agreement, we, together with our partners, have, on a joint and several basis, guaranteed that Toll Collect will duly perform its duties in line with the operating agreement for the period of one year after the agreed start of operations (which, pursuant to the Implementation Agreement described below, has been modified to extend to one year beyond phase 2 commencement).

In addition, the partners of Toll Collect, on a joint and several basis, undertook to fund Toll Collect in order to maintain a minimum equity ratio for Toll Collect (based on German GAAP) ("Equity Maintenance Undertaking") until the operating agreement expires. Toll Collect's total assets, financial liabilities and total liabilities at June 30, 2004, calculated on the basis of U.S. GAAP, were EUR 0.4 billion (EUR 1.3 billion under German GAAP), EUR 0.7 billion (EUR 0.7 billion under German GAAP) and EUR 1.1 billion (EUR 1.0 billion under German GAAP), respectively. The Toll Collect venture refinanced its syndicated project development loans with loans from several banks. We have guaranteed individual bank loans up to a maximum amount of EUR 0.6 billion.

The start of operations initially was scheduled for August 31, 2003, but has been delayed. Commencing on December 2, 2003, the consortium, or Toll Collect GmbH (provided it joins as a party to the operating agreement) has become liable for contractual penalties of EUR 250,000 per day until the end of February 2004 and EUR 500,000 per day thereafter until the toll collection system is operational. Beside these penalties, we believe that further penalties or liability for fault are excluded in the operating agreement.

In case of a culpable violation of contractual duties during the operational phase, the Federal Republic of Germany would not be prevented from claiming damages from Toll Collect. If such penalties, revenue reductions, and other events eventually result in an equity ratio of Toll Collect below the ratio agreed upon in the Equity Maintenance Undertaking, the partners are obligated to fund operations to the extent needed to reach these equity levels.

Specific circumstances may entitle the parties to terminate the operating agreement. For termination to be effective, notice of termination must generally be given at least two months before the termination takes effect. This period may be used to rectify the reasons for termination. Termination of the operating agreement may have significant consequences for us as financial guarantor of certain obligations of Toll Collect. On February 17, 2004, the Federal Ministry of Transport sent us a letter advising that a notice of termination of the operating agreement was imminent. On February 25, 2004, we received such notice of termination of the operating agreement, dated February 19, 2004. On February 29, 2004, the consortium members reached an agreement with the Federal Republic to continue the Toll Collection project on the basic terms set forth below. On April 23, 2004, the members of the Consortium and the Federal Republic entered into an Implementation Agreement in which the parties agreed upon the implementation of the terms in the agreement of February 29, 2004 and in which the Federal Republic agreed not to exercise any rights of termination which it alleged to have resulting from the notice of termination. The Implementation Agreement also provides additional detail with respect to certain of the terms of the agreement of February 29, 2004.

Toll collection will be introduced in two phases — the first to commence no later than January 1, 2005 (phase 1), and the second to commence no later than January 1, 2006 (phase 2). Phase 2 operation of the toll collection system will be as specified in the operating agreement. Phase 1 operation of the toll collection system will employ certain modified components, which allow for slightly less than full technical performance in accordance with original specifications. Due to this slight deficiency, the remuneration owed by the Federal Republic to Toll Collect in phase 1 will be 95% of the remuneration which will be payable in phase 2. The agreement provides that if the toll collection system is in stable operation, the one-year term of phase 1 may be extended by mutual agreement up to two years.

During phase 1, the consortium is required to make available a sufficient number of on-board units (OBUs) to meet demand, with no fewer than 500,000 OBUs available at the commencement of phase 1. OBUs are devices installed in vehicles in order to allow for the collection by satellite of highway travel data. The consortium is also required to ensure the availability of necessary OBU installation facilities in Germany and abroad.

•	During phase 1, the Federal Republic is guaranteed to receive net toll revenues (revenues less Toll Collect remuneration) in an amount equal to at least EUR 83.4 million per month, whether from toll revenues or from the agreed contractual liability for shortfall payments. The Federal Republic is to pay during phase 1 the full 95% of the remuneration provided for in the original operating agreement for what is now phase 2 if the net toll revenues received by the Federal Republic from the toll collection system in a given month do not fall short of the gross revenues by more than 20%. No remuneration will, however, become payable when and if any given month total revenues exceed the guaranteed EUR 83.4 million by no more than 20% of the toll collection system gross revenues.

•	Delays in the commencement of phase 1 operation of the toll collection system will result in monthly penalties of EUR 40 million increasing by EUR 5 million each month up to a maximum of EUR 80 million per month through the initial agreed phase 1 period of one year.

•	During phase 1, the project company or the consortium will be liable in case of a toll shortfall to guarantee net toll revenues in an amount up to EUR 1 billion per year, but no more than EUR 83.4 million per month. Contractual penalties due to reduced performance of certain minimum parameters set out for the toll collection system in the operating agreement, certain maluses relating to less than full performance of the toll collection system or recourse claims against the consortium or the project company in the case of third party liability of the Federal Republic will not be counted against the liability cap.

•	In the event of major deviations from the project plan that endanger the realization of the project, the consortium and the Federal Republic are obligated to reach a good faith agreement on mutually beneficial, appropriate and reasonable measures to minimize the disadvantages for either party. In the event that neither phase 1 testing operation nor the development of phase 2 technology has been successfully completed by June 1, 2005, the Federal Republic may take measures to initiate procurement of an alternative toll collection system without prior termination of the agreement, which action would then, however, not suspend Toll Collect's obligations to continue development of the phase 2 system, nor the Federal Republic's obligation to use the system after successful completion.

•	Following the end of the agreed phase 1 operational period, the provisions governing penalties for delay of operation and liabilities contained in the original agreement shall continue to apply (i.e., a maximum of EUR 500,000 per day for delay, and potential unlimited liability under general principles of German law in the operating stage of phase 2).

•	Phase 2, thus, contemplates full operation of the Toll Collect project in accordance with the specifications set forth in the original agreement, provided, however, that certain dates and deadlines, including with respect to grounds for termination, are to be modified to conform to the amended arrangement.

Additionally, the consortium and the Federal Republic have agreed to waive rights to mediation proceedings before arbitration with respect to any claims of the Federal Republic for damages and penalties. The Federal Republic is expected to assert claims for damages from the consortium of EUR 156 million per month for the period September 1, 2003 to December 31, 2003 and EUR 180 million per month from January 1, 2004 for lost toll revenues. In addition, among other claims, the Federal Republic is expected to allege contractual penalties of EUR 680 million because the members of the consortium did not seek the agreement of the Federal Ministry of Transport before concluding certain subcontractor agreements. We believe the claims of the Federal Republic are unfounded. Under the terms of the agreement, the Federal Republic may resort to arbitrational proceedings for clarification of its legal position. The maximum future obligations arising from the Toll Collect project cannot be quantified with adequate certainty.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements prepared in accordance with accounting principles generally accepted in Germany ("German GAAP") and the reconciliation of our consolidated financial statements from German GAAP to U.S. GAAP are dependent upon and sensitive to accounting methods, assumptions and estimates that we use as a basis for the preparation of our consolidated financial statements and reconciliation. In addition to those items discussed in our 2003 Annual Report on Form 20-F under Part I, Item 5. Operating and Financial Review and Prospects, Critical Accounting Policies, we have identified the following additional critical accounting policy and related methods, assumptions, estimates and uncertainties, which we believe are necessary to understanding the underlying financial reporting risks and the impact that these items have on our reconciled U.S. GAAP financial statement presentation:

Accounting for multiple element arrangements

We adopted the provisions of the Emerging Issues Task Force Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") for revenue arrangements entered into after December 31, 2003. EITF 00-21 requires that arrangements involving the delivery of bundled products or services be separated into individual component deliverables, each with its own separate earnings process. Revenue relating to the bundled contract is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables). The determination of fair values in the mobile and systems business is complex, as some of the components are price sensitive and volatile in a competitive marketplace. Revisions to our estimates of these relative fair values may significantly affect future operating results.

RECONCILING DIFFERENCES BETWEEN GERMAN GAAP AND U.S. GAAP

Our results are reported under German GAAP and differ from our results presented under U.S. GAAP, as summarized in Note (14) of our condensed consolidated financial statements for the periods ended June 30, 2004 and June 30, 2003. A detailed discussion and quantification of significant differences between German GAAP and U.S. GAAP applicable to our condensed consolidated financial statements and which are generally consistent with our prior year reconciling items are described in Notes (41) through (44) of our consolidated financial statements contained in our 2003 Annual Report on Form 20-F. Additional significant differences arising during the six-month period ended June 30, 2004 are summarized below.

Differences in long-lived assets — mobile communication licenses

During the quarter ended June 30, 2004, T-Mobile USA entered into a definitive agreement with Cingular Wireless that would result in, among other things, (i) the liquidation of the joint venture established in 2001 for mobile communications in California, Nevada and New York and (ii) the acquisition of the GSM network assets in California and Nevada. The transaction is subject to the consummation of the planned merger of Cingular Wireless and AT&T Wireless. For German GAAP purposes, T-Mobile USA recorded a charge of approximately EUR 0.6 billion, representing future contingent losses to be incurred in connection with the dissolution of the joint venture pursuant to the terms of the joint venture agreement. For U.S. GAAP purposes, this liability will not be recorded until the major contingencies surrounding the merger of Cingular Wireless and AT&T Wireless are removed, at which time a present obligation would be created.

Also during the second quarter of 2004, in connection with the above-planned transaction, T-Mobile was required, pursuant to German GAAP, to perform a review of the valuation of T-Mobile USA. As a result of that review, T-Mobile was required to revalue its U.S. mobile communications licenses. For

German GAAP purposes, T-Mobile was required to write-up approximately EUR 1.8 billion relating to the value of these licenses. Revaluation of assets is not permitted under U.S. GAAP.

OTHER INFORMATION

    Regulation

Our business has been significantly influenced by the regulatory regime applicable to telecommunications operators and service providers in Germany and other countries. A detailed discussion of regulatory decisions applicable to our businesses and services is included in "Item 4. Information on the Company — Regulation" in our 2003 Annual Report on Form 20-F. Additional developments are summarized below.

On June 26, 2004, the new German Telecommunication Act became effective. Under the new Act, regulation will continue to be, to a large extent, as it has been in the past. Although several changes have been made to the regulatory framework, the precise effects will not be clear until the new regulatory framework and regulations relating thereto are issued and interpreted by the German telecommunications regulator. For example, the new Telecommunication Act states that the German telecommunications regulator is not authorized to make the final determinations regarding resale (to require us to offer access line services unbundled of conveyance services on a resale basis to competitors) during the next four years. For a more detailed discussion of the new Telecommunications Act and its impact on us, see our Annual Report on Form 20-F for the year ended December 31, 2003.

On June 25, 2004, the German telecommunications regulator approved T-Com's application for the "enjoy" calling plan. With this new optional calling plan that has been available since July 2004, T-Com customers can call within the German fixed network for EUR 0.12 for each hour or part thereof. The German telecommunications regulator has also approved the possibility of combining "enjoy" with existing calling plans, i.e., the AktivPlus rate options. The approval of this rate option is valid until March 31, 2005. Competitors have filed lawsuits and applied for temporary injunctions against both rate applications. Court rulings are still pending.

Matters approved at the 2004 shareholders' meeting

At the Deutsche Telekom AG Shareholders' Meeting held on Tuesday, May 18, 2004 in Cologne, Germany, the following matters were approved by the shareholders:

1.	Approval of financial statements.
Presentation of the approved financial statements and the consolidated financial statements approved by the Supervisory Board as of December 31, 2003, the combined management report for Deutsche Telekom AG and the Group and the Supervisory Board's report on the 2003 financial year.

2.	Resolution on the appropriation of net income.
The proposal of the Board of Management and the Supervisory Board that the net income totaling € 2,035,084,823.20 be transferred to other retained earnings.

3.	Resolution regarding approval of the Board of Management's actions for the 2003 financial year.
The proposal by the Board of Management and the Supervisory Board approving the Board of Management's actions for the 2003 financial year.

4.	Resolution regarding approval of the Supervisory Board's actions for the 2003 financial year.
The proposal by the Board of Management and the Supervisory Board approving the Supervisory Board's actions for the 2003 financial year.

5.	Resolution on the appointment of the independent auditor and the Group auditor for the 2004 financial year.
The proposal of the Supervisory Board that PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, and Ernst & Young AG

Wirtschaftsprüfungsgesellschaft, Stuttgart, be jointly appointed as the independent auditors for the 2004 financial year, subject to the proviso that each auditor is able to conduct the audit alone if the other auditor should drop out for a reason for which we are not responsible.

6.	Resolution authorizing the Company to purchase and use its own shares.
The proposal of the Board of Management and the Supervisory Board authorizing the Board of Management to purchase a total of 419,775,242 shares by November 17, 2005, which is slightly less than 10 % of our capital stock. Any such purchase is subject to various restrictions relating to, among other things, the manner and timing of such purchase. Any shares purchased may be resold through a stock exchange or directly to a third party, including in connection with acquisitions and mergers.

7.	Resolution on partial revocation of unused subscription rights relating to Deutsche Telekom's 2001 Stock Option Plan as well as an amendment to § 5 (4) of the Articles of Incorporation.

No more stock options may be granted from Deutsche Telekom's 2001 Stock Option Plan. The authorization granted by the Shareholders' Meeting on May 29, 2001 to grant subscription rights, shall therefore be revoked to the extent that no use has been made of it and the contingent capital made available for this purpose reduced accordingly. In addition, such contingent capital shall be reduced to the extent that subscription rights already granted have expired with final effect under the option terms. § 5 (4) of the Articles of Incorporation has been amended to increase the share capital by up to € 33,280,000.00 exclusively for the purpose of meeting subscription rights relating to shares from stock options granted in the period until December 31, 2003.

8.	Resolution on the cancellation of the authorized capital 2000 and the creation of new authorized capital 2004

The proposal of the Board of Management and the Supervisory Board to increase the capital stock until May 17, 2009, by up to € 2,560,000,000 by issuing up to 1,000,000,000 registered ordinary no-par value shares for non-cash contributions. The authorization may be exercised as a whole or on one or more occasions in partial amounts. The Board of Management is authorized, subject to the approval of the Supervisory Board, to determine the further content of share rights and the conditions under which shares are issued.

9.	Resolutions regarding approval to conclude certain profit and loss transfer agreements

Resolutions to conclude four profit and loss transfer agreements with certain of our wholly- owned subsidiaries as follows:

T-Punkt Vertriebsgesellschaft GmbH
Traviata Telekommunikationsdienste GmbH
Norma Telekommunikationsdienste GmbH
Carmen Telekommunikationsdienste GmbH

These profit and loss transfer agreements generally provide that the subsidiary concerned is obliged to transfer its entire profits (as determined in accordance with the agreement) to Deutsche Telekom AG during the term of the agreement. Deutsche Telekom AG is obliged to compensate any net loss for the year arising for the subsidiary during the term of the agreement that cannot be compensated by reserves set up during the term of the agreement in accordance with certain statutory provisions. The agreements provide for automatic one-year renewals if not previously terminated pursuant to the terms of the agreement.

10.	Amendment of § 13 of the Articles of Incorporation (Remuneration of the Supervisory Board)

In order to comply with the recommendations of the Government Commission on a German Corporate Governance Code announced by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) with regard to the compensation of the members of the Supervisory Board, the Board of Management and the Supervisory Board proposed a resolution relating to remuneration of Supervisory Board members.

§ 13 of the Articles of Incorporation was amended to provide Supervisory Board members with a fixed annual remuneration amounting to € 20,000.00 and a success-oriented annual remuneration in accordance with a formula set forth in § 13 of the Articles of Incorporation. In addition, the members of the Supervisory Board shall receive reimbursement for cash expenses and value-added tax paid on remuneration and expenses and an attendance fee amounting to € 200.00 for every Supervisory Board meeting and meeting of its committees that they attend.

11.	Amendment of § 14 of the Articles of Incorporation (Shareholders' Meeting venue).

The proposal of the Board of Management and the Supervisory Board to amend § 14 (1) of the Articles of Incorporation as follows:

"The shareholders' meeting shall take place at the headquarters of the Corporation, or at the location of a German stock exchange, or in a German city with over 250,000 inhabitants."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG
By: /s/ ppa. Rolf Ewenz-Sandten Name: Rolf Ewenz-Sandten Title: Vice President

Date: August 23, 2004